PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(5)
(TO PROSPECTUS DATED MAY 3, 2002)                     Registration No. 333-86904

DYAX CORP.

--------------------------------------------------------------------------------
4,421,625 SHARES

COMMON STOCK
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We are directly offering 4,421,625 shares of our common stock to certain investors, including an existing director, pursuant to this prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol DYAX. On March 13, 2003 the last reported sale price of our common stock was $1.80 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-1 OF THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                      Per share       Total
--------------------------------------------------------------------------------
Directed offering price                                 $1.86      $8,224,222.50
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Placement Agent's commission on 3,346,356 shares        $ .12*     $  412,043.51
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Proceeds, before expenses, to us from 3,346,356         $1.74*     $5,812,178.65
shares subject to commission
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Proceeds, before expenses, to us from 1,075,269         $1.86      $2,000,000.34
shares not subject to commission
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Total proceeds, before expenses, to us                   n/a       $7,812,178.99
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* The placement agent's commission is 6.62% of the gross proceeds of shares subject to commission.

Pacific Growth Equities, Inc. is acting as our placement agent in connection with this offering and is using commercially reasonable efforts to introduce us to selected investors. Pacific Growth has no commitment to buy any of the shares.

The date of this prospectus supplement is March 14, 2003.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE BASE PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR OF ANY SALE OF THE COMMON STOCK.

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
PROSPECTUS SUPPLEMENT

About this Prospectus Supplement......................................    S-1
The Offering..........................................................    S-1
Risk Factors..........................................................    S-1
Dyax Corp.............................................................   S-13
Use of Proceeds.......................................................   S-32
Dilution..............................................................   S-33
Plan of Distribution..................................................   S-33
Legal Matters.........................................................   S-34

BASE PROSPECTUS

Risk Factors..........................................................     2
Special Note Regarding Forward-Looking Statements.....................    12
Description of Common Stock...........................................    13
Use of Proceeds.......................................................    14
Plan of Distribution..................................................    14
Legal Matters.........................................................    16
Experts...............................................................    16
Where You Can Find More Information...................................    16




Dyax and the Dyax logo are registered trademarks of Dyax Corp. Biotage is a trademark of Biotage, Inc., our wholly owned subsidiary. All other trademarks or service marks appearing in this prospectus supplement and the documents we incorporate by reference are the property of their owners.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         We provide information to you about this offering of shares of our common stock in: (a) this prospectus supplement, which provides the specific details regarding this offering, and (b) the accompanying base prospectus, which provides general information. Generally, when we refer to this "prospectus," we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement.

         This prospectus contains forward-looking statements, including statements regarding our results of operations, research and development programs, clinical trials and collaborations. Statements that are not historical facts are based on our current expectations, beliefs, assumptions, estimates, forecasts and projections for our business and the industry and markets in which we compete. The statements contained in this prospectus are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Important factors which may affect future operating results, research and development programs, clinical trials and collaborations include, without limitation, those set forth under the heading "Risk Factors" below.

                                  THE OFFERING

    Shares of common stock offered by Dyax:                       4,421,625

    Shares of common stock to be outstanding after this offering: 24,166,382

         The number of shares of common stock to be outstanding after this offering is based upon approximately 19,744,757 shares outstanding as of March 1, 2003, and does not include, as of that date:

         o 4,211,605 shares of our common stock issuable upon exercise of outstanding stock options issued under our 1995 Equity Incentive Plan at a weighted average exercise price of $6.80 per share; and

         o an additional 1,894,621 shares of common stock available for future issuance under our 1995 Equity Incentive Plan and 1998 Employee Stock Purchase Plan.


                                  RISK FACTORS

         INVESTING IN OUR COMMON STOCK INVOLVES RISK. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD READ AND CAREFULLY CONSIDER THE FACTORS DESCRIBED BELOW, AS WELL AS OTHER INFORMATION THAT WE INCLUDE OR INCORPORATE BY REFERENCE IN THIS PROSPECTUS.

RISKS RELATING TO OUR BUSINESS

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT TO INCUR SIGNIFICANT ADDITIONAL OPERATING LOSSES.

         We have incurred operating losses since our inception in 1989. As of December 31, 2002, we had an accumulated deficit of approximately $110.8 million. We expect to incur substantial additional operating losses over the next several years as our research, development, preclinical testing and clinical trial activities increase. We have not commercialized any therapeutic products, either ourselves or with others, that have generated revenues from final product sales, and we do not expect any of our product candidates to generate significant product revenues for the next several years. Even if our research and development efforts eventually generate revenues from sales of therapeutic products, those revenues may not fully offset the expenses of our efforts. In addition, obtaining regulatory approvals to market therapeutic products is a long and arduous process and we cannot predict when, if ever, we will receive such approvals. We generate revenue from collaborators through research and development funding and through license and maintenance fees that we receive in connection with the licensing of our phage display technology. We expect to continue to be dependent upon revenue generated from our collaborative arrangements and our licensing efforts over the next several years.

     To date, we have received revenues principally from:

         o        sales of chromatography separations systems and products;

         o research and development funding received from our collaborators; and

         o milestone payments and signing and maintenance fees paid by licensees of our phage display technology.

     To become profitable, we must:

         o        fully develop and commercialize biopharmaceuticals;

         o        establish additional collaborative arrangements; and

         o achieve greater market penetration for our chromatography separations products.

WE MAY BE UNABLE TO RAISE THE CAPITAL THAT WE WILL NEED TO SUSTAIN OUR
OPERATIONS.

         We expect that our existing resources will be sufficient to fund our operations into 2004. We may, however, need to raise additional funds before then. We will need additional funds if our cash requirements exceed our current expectations or if we generate less revenue than we expect.

         Our future capital requirements will depend on many factors, including:

         o        the progress of our drug discovery and development programs;

         o our ability to develop and commercialize our product candidates;

         o maintaining or expanding our existing collaborative and license arrangements and entering into additional ones;

         o the progress of the development and commercialization of milestone and royalty-bearing compounds by our collaborators and licensees;

         o        sales of chromatography separations products;

         o        our decision to manufacture some of our products;

         o        competing technological and market developments;

         o costs of defending our patents and other intellectual property rights; and

         o the amount and timing of additional capital equipment purchases.

         We also may seek additional funding through collaborative arrangements and public or private financings. We may not be able to obtain financing on acceptable terms or at all or we may not be able to enter into additional collaborative arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. If we are unable to obtain funding on a timely basis, we may be required to curtail significantly one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue on our own.

OUR BIOPHARMACEUTICAL OR DIAGNOSTIC PRODUCT CANDIDATES MUST UNDERGO RIGOROUS CLINICAL TRIALS AND REGULATORY APPROVALS, WHICH COULD SUBSTANTIALLY DELAY OR PREVENT THEIR DEVELOPMENT OR MARKETING.

         Any biopharmaceutical or diagnostic product we develop will be subject to rigorous clinical trials and an extensive regulatory approval process implemented by the Food and Drug Administration. This approval process is typically lengthy and expensive, and approval is never certain. Positive results from preclinical studies and early clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval. We may not be able to conduct clinical trials at preferred sites, enroll sufficient patients or begin or successfully complete clinical trials in a timely fashion, if at all.

         We expect to enter into contractual arrangements with collaborators and third parties to conduct clinical trials on our behalf. Any failure of these collaborators or third parties to perform may delay or terminate the trials.

         Because of the risks and uncertainties in biopharmaceutical development, products that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include:

         o we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

         o we have limited experience in conducting the clinical trials necessary to obtain regulatory approval; and

         o data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals.

         Regulatory authorities may delay, suspend or terminate clinical trials at any time if they believe that the patients participating in trials are being exposed to unacceptable health risks or if they find deficiencies in the clinical trial procedures. In addition, our or our collaborators' failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.

BECAUSE WE CURRENTLY LACK THE RESOURCES, CAPABILITY AND EXPERIENCE NECESSARY TO MANUFACTURE BIOPHARMACEUTICALS, WE WILL DEPEND ON THIRD PARTIES TO PERFORM THIS FUNCTION, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO COMMERCIALIZE ANY BIOPHARMACEUTICALS WE MAY DEVELOP.

         We do not currently operate manufacturing facilities for the clinical or commercial production of biopharmaceuticals. We also lack the resources, capability and experience necessary to manufacture biopharmaceuticals. As a result, we will depend on collaborators, partners, licensees and other third parties to manufacture clinical and commercial scale quantities of our biopharmaceuticals. If we enter into these types of third party arrangements, then we will be dependent on the efforts of others, which if not successful could result in decreased revenue to us.

         To date we have identified only a few facilities that are capable of producing material for preclinical and clinical studies and we cannot assure you that they will be able to supply sufficient clinical materials during the clinical development of our product candidates. There is no assurance that contractors will have the capacity to manufacture or test our products at the required scale and within the required time frame. There is no assurance that the supply of clinical materials can be maintained during the clinical development of our product candidates. We will also be dependent on contract manufacturers to produce and test any biopharmaceuticals that are approved for market.

WE DEPEND ON THE EXPERTISE, EFFORT, PRIORITIES AND CONTRACTUAL OBLIGATIONS OF OUR COLLABORATORS; ANY CHANGES IN OUR COLLABORATORS' BUSINESS DIRECTION OR PRIORITIES OR DEFAULTS IN THEIR OBLIGATIONS MAY HAVE AN ADVERSE IMPACT ON OUR RESEARCH REVENUES AND ULTIMATELY OUR LICENSE REVENUES AND EXPENSES.

         We depend on the expertise, effort, priorities and contractual obligations of our collaborators to realize revenues from our phage display technology. However, our collaborators:

         o are not obligated under our collaborative arrangements to develop or market product candidates discovered using our phage display technology;

         o may pursue alternative technologies or develop competing products;

         o control many of the decisions with respect to research, clinical trials and commercialization of product candidates we discover or develop with them;

         o may terminate their collaborative arrangements with us under specified circumstances with short notice; and

         o may disagree with us as to whether a milestone or royalty payment is due under the terms of our collaborative arrangements.

         The termination of a significant number of our existing collaborative arrangements or our inability to enter into other collaborative arrangements would reduce our research revenues and our potential for royalties and milestone payments.

WE AND OUR COLLABORATORS MAY NOT BE ABLE TO GAIN MARKET ACCEPTANCE OF OUR BIOPHARMACEUTICALS, WHICH COULD ADVERSELY AFFECT OUR REVENUES.

         We cannot be certain that any of our biopharmaceutical candidates, even if successfully approved, will gain market acceptance among physicians, patients, healthcare payors, pharmaceutical manufacturers or others. We may not achieve market acceptance even if clinical trials demonstrate safety and efficacy of our biopharmaceutical and diagnostic products and the necessary regulatory and reimbursement approvals are obtained. The degree of market acceptance of our biopharmaceutical candidates will depend on a number of factors, including:

         o        their clinical efficacy and safety;

         o        their cost-effectiveness;

         o        their potential advantage over alternative treatment methods;

         o        their marketing and distribution support;

         o        reimbursement policies of government and third-party payors;
                  and

         o market penetration and pricing strategies of competing and future products.

         If our products do not achieve significant market acceptance, our revenues could be adversely affected.

COMPETITION AND TECHNOLOGICAL CHANGE MAY MAKE OUR POTENTIAL PRODUCTS AND TECHNOLOGIES LESS ATTRACTIVE OR OBSOLETE.

         We compete with major pharmaceutical and biotechnology companies that are pursuing forms of treatment or prevention for the diseases that we target. Many of our competitors have substantially greater financial and other resources than we do and are conducting extensive research and development activities. Other companies may succeed in developing products earlier than we do, obtaining regulatory approval for products more rapidly than we do, or developing products that are more effective or less costly than those we develop.

         For our DX-88 product candidate, our competitors for the treatment of hereditary angiodema (HAE) include Aventis Behring and Baxter Healthcare, which currently market plasma-derived C1 esterase inhibitor products, which are approved for the treatment of HAE in Europe. In addition, other potential competitors include Jerini AG, which is developing a bradykinin antagonist for the treatment of angioedema in Europe, companies developing recombinant C1 inhibitors, such as Pharming Group N.V., as well as companies that market and develop corticosteroid drugs or other anti-inflammatory compounds. Bayer currently markets aprotinin, which is indicated for reduction of blood loss in patients undergoing cardiopulmonary bypass during coronary artery bypass graft surgery. A number of companies, including Alexion, are developing additional products to reduce the complications of cardiopulmonary bypass.

         For our DX-890 product candidate, companies with products for the treatment of cystic fibrosis include Genentech and Chiron. A number of other companies are developing neutrophil elastase inhibitors for broader indications. These include Medea Research, Cortech, Inc., Ono, Eli Lilly, SuperGen, Teijin, GlaxoSmithKline, Arriva, and Ivax.

         For potential oncology product candidates coming out of our biopharmaceutical discovery and development programs, potential competitors include numerous pharmaceutical and biotechnology companies, most of which have substantially greater financial resources and experience than we do.

         In addition, most large pharmaceutical companies seek to develop orally available small molecule compounds against many of the targets for which we and others are seeking to develop protein, peptide, and/or antibody products.

         Our phage display technology is one of several technologies available to generate libraries of compounds that can be used to discover and develop new protein, peptide, and/or antibody products. The primary competing technology platforms that pharmaceutical, diagnostics and biotechnology companies use to identify antibodies that bind to a desired target are transgenic mouse technology and the humanization of murine antibodies derived from hybridomas. Abgenix Inc., Medarex Inc., Genmab, and Protein Design Labs, Inc. are leaders in these technologies. Further, we license our phage display patents and libraries to other parties in the fields of therapeutics and IN VITRO diagnostic products on a non-exclusive basis. Our licensees may compete with us in the development of specific therapeutic and diagnostic products. In particular, Cambridge Antibody Technology Group plc, Morphosys AG, and Crucell, all of which have licenses to our base technology, compete with us, both to develop therapeutics and to offer research services to larger pharmaceutical and biotechnology companies. Biosite, which is also a patent licensee of ours, has partnered with Medarex, Inc. to combine phage display technology with the transgenic mouse technology, to create antibody libraries derived from the RNA of immunized mice. Other companies are attempting to develop new antibody engineering technology. These include Phylos, which is developing ribosomal display technology and antibody mimics, Diversa, which is developing combinatorial arrays for large-scale screening of antibodies, our patent licensees Domantis, which makes single domain antibody libraries, and Novagen, which is developing cDNA display technology.

         In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions which may prevent us from successfully commercializing our products.

         Our chromatography separations business competes in mature markets with several companies that manufacture, market and sell chromatography separations and purification systems. We face active competition from other suppliers of separations products. The principal competitors in our existing product markets include Nova Sep, Isco, Inc. and Gilson, Inc., some of which also have long-term relationships with our existing customers. Our principal competitor in the chromatography separations system and cartridge market is Isco, Inc. In addition, many pharmaceutical companies have traditionally assembled their own chromatography systems and hand-packed their own cartridges. Biotage's principal competitor in the prepacked disposable cartridge market for its FLASH cartridges is Isco, which has started selling non-interchangeable cartridges. In addition others may be able to use conventional or combinatorial chemistry approaches, or develop new technology, to identify binding molecules for use in separating and purifying products. As a result, any future innovative separations products that we develop may not become accepted in the marketplace.

OUR SUCCESS DEPENDS SIGNIFICANTLY UPON OUR ABILITY TO OBTAIN AND MAINTAIN INTELLECTUAL PROPERTY PROTECTION FOR OUR PRODUCTS AND TECHNOLOGIES.

         We face risks and uncertainties related to our intellectual property rights. For example:

         o we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop;

         o third parties may obtain patents covering the manufacture, use or sale of these products, which may prevent us from commercializing any of our products under development globally or in certain regions; or

         o our patents or any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

         Our phage display patent rights are central to our non-exclusive patent licensing program. As part of that licensing program, we generally seek to negotiate a phage display license agreement with parties practicing technology covered by our patents. In countries where we do not have and/or have not applied for phage display patent rights, we will be unable to prevent others from using phage display or developing or selling products or technologies derived using phage display. In addition, in jurisdictions where we have phage display patent rights, we may be unable to prevent others from selling or importing products or technologies derived elsewhere using phage display. Any inability to protect and enforce our phage display patent rights, whether by licensing or any invalidity of our patents or otherwise, would negatively affect our research and revenues.

         In all of our activities, we also rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities and to attract and retain collaborators, licensees and customers. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. Also, our trade secrets or similar technology may otherwise become known to, or be independently developed or duplicated by, our competitors.

         Before we and our collaborators can market some of our processes or products, we and our collaborators may need to obtain licenses from other parties who have patent or other intellectual property rights covering those processes or products. While we have during 2002 gained access to key patents in the antibody area through the cross licenses with Biosite, Genentech, Xoma and Cambridge Antibody Technology, other third party patent owners may contend that we need a license or other rights under their patents in order for us to commercialize a process or product. In order for us to commercialize a process or product, we may need to license the patent rights of other parties. We are aware of certain other patents for which we may choose or need to obtain licenses to commercialize some of our products and technologies. If a third party does not offer us a needed license or offers us a license only on terms that are unacceptable, we may be unable to commercialize one or more of our products. If a third party does not offer a needed license to our collaborators and as a result our collaborators stop work under their agreement with us, we might lose future milestone payments and royalties. If we decide not to seek a license, or if licenses are not available on reasonable terms, we may become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses. If we are unsuccessful in these actions, adverse decisions may prevent us from commercializing the affected process or products.

         We seek affirmative rights of license or ownership under existing patent rights relating to phage display technology of others. For example, through our patent licensing program, we have secured a limited freedom to practice some of these patent rights pursuant to our standard license agreement, which contains a covenant by the licensee that it will not sue us under certain of the licensee's phage display improvement patents. We cannot guarantee, however, that we will be successful in enforcing any agreements from our licensees, including agreements not to sue under their phage display improvement patents, or in acquiring similar agreements in the future, or that we will be able to obtain commercially satisfactory licenses to the technology and patents of others. If we cannot obtain and maintain these licenses and enforce these agreements, this could have a negative effect on our business.

PROCEEDINGS TO OBTAIN, ENFORCE OR DEFEND PATENTS AND TO DEFEND AGAINST CHARGES OF INFRINGEMENT ARE TIME CONSUMING AND EXPENSIVE ACTIVITIES. UNFAVORABLE OUTCOMES IN THESE PROCEEDINGS COULD LIMIT OUR PATENT RIGHTS AND OUR ACTIVITIES, WHICH COULD MATERIALLY AFFECT OUR BUSINESS.

         Obtaining, protecting and defending against patent and proprietary rights can be expensive. For example, if a competitor files a patent application claiming technology also invented by us, we may have to participate in an expensive and time-consuming interference proceeding before the U.S. Patent and Trademark Office to address who was first to invent the subject matter of the claim and whether that subject matter was patentable. Moreover, an unfavorable outcome in an interference proceeding could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business would be harmed if a prevailing third party does not offer us a license on terms that are acceptable to us.

         In patent offices outside the United States, we may be forced to respond to third party challenges to our patents. For example, our first phage display patent in Europe, European Patent No. 436,597, known as the 597 Patent, was ultimately revoked in 2002 in proceedings in European Patent Office. We have two divisional patent applications of the 597 Patent pending in the European Patent Office. We will not be able to prevent other parties from using our phage display technology in Europe if the European Patent Office does not grant us another patent. We cannot be assured that we will prevail in the prosecution of either of these patent applications.

         We may need to resort to litigation to enforce any patent issued to us. Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may have or obtain patents in the future and claim that the use of our technology infringes these patents. For example, we are engaged in a United States court proceeding brought by George Pieczenik and I.C. Technologies America, Inc. alleging infringement of three United States patents. In 2003, the Court in Massachusetts granted summary judgment in our favor with respect to all claims, and that judgment remains subject to possible appeal. We have incurred substantial expense defending that claim. We could also incur substantial costs in connection with any other litigation or patent proceeding and our management's efforts would be diverted, regardless of the results of the litigation. An unfavorable result could subject us to significant liabilities to third parties, require us to cease manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties or result in awards of substantial damages against us. Our business will be harmed if we cannot obtain a license, can obtain a license only on terms we consider to be unacceptable or if we are unable to redesign our products or processes to avoid infringement.

OUR REVENUES AND OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST, AND WE EXPECT THIS TO CONTINUE IN THE FUTURE.

         Our revenues and operating results have fluctuated significantly on a quarter to quarter basis. We expect these fluctuations to continue in the future. Fluctuations in revenues and operating results will depend on:

         o        the timing of our increased research and development expenses;

         o the establishment of new collaborative and licensing arrangements;

         o        the timing and results of clinical trials;

         o the development and marketing programs of current and prospective collaborators;

         o        the completion of certain milestones; and

         o the timing of customer purchases of larger separations equipment systems.

         If the revenues we receive are less than the revenues we expect for a given fiscal period, then we may be unable to reduce our expenses quickly enough to compensate for the shortfall. Our revenues in any period are not a reliable indicator of our future performance. In addition, our fluctuating revenues and operating results may fail to meet the expectations of securities analysts or investors. Our failure to meet these expectations may cause the price of our common stock to decline.

WE LACK EXPERIENCE IN CONDUCTING CLINICAL TRIALS, REGULATORY PROCESSES, AND CONDUCTING SALES AND MARKETING ACTIVITIES, ANY OR ALL OF WHICH MAY ADVERSELY IMPACT OUR ABILITY TO COMMERCIALIZE ANY BIOPHARMACEUTICALS THAT WE MAY DEVELOP.

         We have hired experienced clinical development, regulatory, and marketing staff to develop and supervise clinical trials, regulatory processes, and sales and marketing activities. However, we will remain dependent upon third party contract research organizations to carry out some of our clinical and preclinical research studies for the foreseeable future. While we will seek to establish contracts with experienced, resourceful contractors who can carry out these activities efficiently, effectively, and quickly, we cannot assure that these third party contractors will perform as expected and required. Any failure to perform adequately may cause delays in one or more products and might lead to a failure to gain regulatory approval.

         Similarly, we may be unable to enter into third party arrangements for the marketing and sale of biopharmaceuticals on acceptable terms. For certain products, we may incur substantial expenses to develop our own marketing and sales force in order to commercialize our biopharmaceuticals and our efforts may not be successful or the product may not be approved.

         As a result we may experience delays in the commercialization of our biopharmaceuticals and we may be unable to compete effectively.

IF WE LOSE OR ARE UNABLE TO HIRE AND RETAIN QUALIFIED PERSONNEL, THEN WE MAY NOT BE ABLE TO DEVELOP OUR PRODUCTS OR PROCESSES.

         We are highly dependent on qualified scientific and management personnel, and we face intense competition from other companies and research and academic institutions for qualified personnel. If we lose an executive officer, a manager of one of our principal business units or research programs, or a significant number of any of our staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be delayed or prevented.

WE CURRENTLY DEPEND ON ONE SUPPLIER FOR A KEY COMPONENT IN OUR SEPARATIONS PRODUCTS, AND IF WE LOSE THAT SUPPLIER WE COULD EXPERIENCE DELAYS IN THE PRODUCTION AND SHIPMENT OF OUR SEPARATIONS PRODUCTS, WHICH WOULD ADVERSELY IMPACT OUR SEPARATIONS PRODUCT SALES REVENUES.

         We manufacture our chromatography separations products using compounds and separations media manufactured by third parties. We currently purchase a significant percentage of the silica that we use as separations media in our prepacked disposable separations cartridges and other separations products from Chemie Uetikon, a major bulk producer of silica located in Zurich, Switzerland. While we have arranged to obtain separations media from alternative sources of supply at prices and on terms and conditions substantially similar to those in the agreement with our current supplier, any interruption in our source of supply could slow production and delay shipments to our customers, which would adversely impact our separations product sales revenues. To date, we have not experienced any major difficulties in obtaining commercial quantities of separations media from any of our current suppliers.

WE USE AND GENERATE HAZARDOUS MATERIALS IN OUR BUSINESS, AND ANY CLAIMS RELATING TO THE IMPROPER HANDLING, STORAGE, RELEASE OR DISPOSAL OF THESE MATERIALS COULD BE TIME-CONSUMING AND EXPENSIVE.

         Our development and manufacture of chromatography separations systems and products involves the controlled storage, use and disposal of hazardous materials and chemicals. Our phage display research and development also involves the controlled storage, use and disposal of chemicals and solvents, as well as biological materials. We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture and storage and the handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by laws and regulations, we cannot completely eliminate the risk of contamination or injury from hazardous materials. If an accident occurs, an injured party could seek to hold us liable for any damages that result and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We may incur significant costs to comply with current or future environmental laws and regulations.

WE MAY HAVE SIGNIFICANT PRODUCT LIABILITY EXPOSURE.

         We face exposure to product liability and other claims if products or processes are alleged to have caused harm. These risks are inherent in the testing, manufacturing and marketing of human therapeutic products. Although we currently maintain product liability insurance, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products that we or our collaborators develop. We also have liability for products that we manufacture through our Biotage

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subsidiary. If we are sued for any injury caused by our products or processes, then our liability could exceed our product liability insurance coverage and our total assets.

OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS AND COLLABORATIONS.

         Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Product revenues from the conduct of international business represented approximately 28% and 29% of our total product revenues in 2001 and 2002, respectively. These product revenues are received by us in the local foreign currency. We anticipate that revenues from our international operations will continue to represent a portion of our total revenues. Accordingly, our future results could be harmed by the effect of currency exchange rate fluctuations and by compliance with foreign laws and regulations.

         The laws of foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. In countries where we do not have and/or have not applied for patents on our products, we will be unable to prevent others from developing or selling similar products. In addition, in jurisdictions outside the United States where we have phage display patent rights, we may be unable to prevent unlicensed parties from selling or importing products or technologies derived elsewhere using phage display.

         Until we or our licensees obtain the required regulatory approvals for biopharmaceuticals identified using phage display in any specific foreign country, we or our licensees will be unable to sell these products in that country. International regulatory authorities have imposed numerous and varying regulatory requirements and the approval procedures can involve additional testing. Approval by one regulatory authority does not ensure approval by any other regulatory authority.

WE MAY NOT SUCCEED IN ACQUIRING TECHNOLOGY AND INTEGRATING COMPLEMENTARY BUSINESSES.

         We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any one of which could materially harm our business, including:

         o the diversion of management's attention from core business concerns;

         o the failure to exploit effectively acquired technologies or integrate successfully the acquired businesses;

         o the loss of key employees from either our current business or any acquired businesses; and

         o the assumption of significant liabilities of acquired businesses.

         We may be unable to make any future acquisitions in an effective manner. In addition, the ownership represented by the shares of our common stock held by you will be diluted if we issue equity securities in connection with any acquisition. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. If we issue debt securities to finance acquisitions, then the debtholders would have rights senior to the holders of shares of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our shares of common stock. Acquisition financing may not be available on acceptable terms, or at all. In addition, we may be required to amortize significant amounts of intangible assets in connection with future acquisitions. We might also have to recognize significant amounts of goodwill that will have to be tested periodically for impairment. These amounts could be significant, which could harm our operating results.

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RISKS RELATING TO OUR SHARES

OUR COMMON STOCK MAY CONTINUE TO HAVE A VOLATILE PUBLIC TRADING PRICE AND LOW TRADING VOLUME.

         The market price of our common stock has been highly volatile. Since our initial public offering in August 2000 through February 2003, the price of our common stock on the Nasdaq National Market has ranged between $54.12 and $1.05.

         The market has experienced significant price and volume fluctuations for reasons unrelated to our operating performance.

         Many factors may have a negative effect on the market price of our common stock, including:

         o        public announcements by us, our competitors or others;

         o developments concerning proprietary rights, including patents and litigation matters;

         o publicity regarding actual or potential results with respect to products or compounds we or our collaborators are developing;

         o        regulatory developments in both the United States and abroad;

         o public concern about the safety or efficacy of new technologies;

         o        general market conditions and comments by securities analysts;
                  and

         o        quarterly fluctuations in our revenues and financial results.

ANTI-TAKEOVER PROVISIONS IN OUR GOVERNING DOCUMENTS AND UNDER DELAWARE LAW AND OUR SHAREHOLDER RIGHTS PLAN MAY MAKE AN ACQUISITION OF US MORE DIFFICULT.

         We are incorporated in Delaware. We are subject to various legal and contractual provisions that may make a change in control of us more difficult. Our board of directors has the flexibility to adopt additional anti-takeover measures.

         Our charter authorizes our board of directors to issue up to 1,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter also provides staggered terms for the members of our board of directors. This may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors used its authority to accelerate vesting of options, then this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

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         Our shareholder rights plan could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company and, accordingly, could discourage potential acquirors.

         Section 203 of the Delaware General Corporation Law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent changes in management.

         The provisions described above, as well as other provisions in our charter and bylaws and under the Delaware General Corporation Law, may make it more difficult for a third party to acquire our company, even if the acquisition attempt was at a premium over the market value of our common stock at that time.

RISKS RELATING TO THIS OFFERING

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

         The offering price to the public is higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $0.41 in net tangible book value per share of common stock based on an assumed offering price to the public of $1.86 per share. Investors may incur additional dilution upon the exercise of outstanding stock options.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION WITH RESPECT TO THE USE OF PROCEEDS OF THIS OFFERING.

         Our management will have broad discretion with respect to the use of proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds of this offering.

The results and effectiveness of the use of proceeds is uncertain.

                                   DYAX CORP.

OVERVIEW

         We are a biopharmaceutical company principally focused on the discovery; development and commercialization of antibody, protein and peptide based therapeutic products. We currently have two recombinant proteins in phase II clinical trials. DX-88 is being studied for the treatment of hereditary angioedema and for use during cardiothoracic surgery and DX-890 is being studied for the treatment of cystic fibrosis. We also have a number of ongoing discovery programs using our proprietary and patented technology, known as phage display, to identify compounds with potential for the treatment of various diseases. We are using phage display technology to build a broad portfolio of product candidates that we plan to develop and commercialize either ourselves or with others. We believe that phage display can have the greatest potential impact on our business through our discovery of proprietary biopharmaceuticals.

         We plan to continue to invest in programs using our phage display technology to discover new product candidates, especially antibodies. We have accumulated losses since inception as we have invested in our businesses. We seek to offset some of our development costs by generating revenue from the partnering of our portfolio of product candidates and by leveraging our phage display technology. The ways

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in which we can leverage our phage display technology include (i) funded research that we conduct on behalf of our collaborators using our phage display technology to identify compounds that can be used in therapeutics, diagnostic imaging, the development of research reagents, and in purifying and manufacturing biopharmaceuticals and (ii) licensing of our phage display patents and libraries. Our funded research collaborations and licensing agreements are structured to generate revenues through research funding, license fees, technical and clinical milestone payments and royalties.

         We do not expect to generate profits until therapeutic products from our development portfolio reach the market. Obtaining regulatory approvals to market therapeutic products is a long and arduous process. We cannot currently predict when, if ever, we will obtain such approvals.

         Through our wholly owned Biotage subsidiary we develop, manufacture and sell chromatography separations systems and products that are used in laboratories and pharmaceutical manufacturing to separate molecules in liquid mixtures. We are a leading developer, manufacturer and supplier of chromatography separations systems that use disposable cartridges to separate and thereby purify pharmaceuticals being produced for research or clinical development. We also seek to offset some of the development costs of our therapeutic programs by generating revenue through greater market penetration for our chromatography products.

OUR BUSINESS STRATEGY

         Our goal is to become a fully integrated biopharmaceutical company. We use our phage display technology to discover and develop novel product candidates aimed at addressing unmet medical needs. We expect to maximize the value of our phage display technology primarily by pursuing internal product discovery and development programs. Our business model is designed to augment this value creation through a combination of collaborative arrangements to discover therapeutic products for others and to exploit our technology in non-core areas such as diagnostic imaging, research reagents and separations and through our patent and library licensing program.

         The following are the principal elements of our business strategy:

          o DEVELOP OUR PROPRIETARY BIOPHARMACEUTICAL PRODUCTS NOW IN THE CLINIC. We have two internally discovered and developed proteins now in Phase II clinical trials. One of these product candidates, DX-88, is being developed and commercialized in an alliance with Genzyme and the other, DX-890, in collaboration with Debiopharm. For DX-88, we have initiated a Phase I/II clinical trial for a second indication.

         o DISCOVER AND DEVELOP ADDITIONAL PROPRIETARY BIOPHARMACEUTICAL PRODUCTS. We are also expanding our pipeline by identifying antibodies, proteins and peptides that may be developed as candidates for the treatment of some inflammatory diseases and cancers. We intend to identify new leads for targets that we discover or license from others. We intend to develop and commercialize these leads ourselves or through collaborative arrangements.

         o LEVERAGE OUR TECHNOLOGY THROUGH BIOPHARMACEUTICAL PRODUCT COLLABORATIONS. We are leveraging our technology and maximizing our opportunities through collaborative arrangements with several biotechnology and pharmaceutical companies for the discovery and/or development of antibody-based biopharmaceuticals. The goal of this strategy is to build a more diverse portfolio of product candidates and to increase our opportunities for success.


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         o        LEVERAGE OUR TECHNOLOGY BY LICENSING OUR PHAGE DISPLAY PATENTS
                  AND LIBRARIES. We are further creating value from our phage display patents by licensing them to companies and institutions on a non-exclusive basis to encourage the broad application of our technology. We also make our phage display libraries available for licensing in therapeutic, drug discovery, diagnostic and other fields for which we receive technology transfer and licensing fees and the right to receive milestone payments and royalties from the commercialization of products. We intend to enter into additional license agreements for our phage display patents and libraries.

         o LEVERAGE PHAGE DISPLAY IN NON-THERAPEUTIC AREAS. We are applying our phage display technology to develop diagnostic products for IN VIVO imaging. We have partnered the development of IN VIVO imaging products with the Bracco Group, a leader in the imaging products market. We are collaborating with BD Biosciences in the research products field and have licensed Amersham Biosciences non-exclusively in the area of separations. We also have collaborative arrangements with pharmaceutical and biotechnology companies where we identify compounds from our phage display libraries that purify the collaborator's specific biopharmaceutical product.

         o        CONTINUE TO EXTEND OUR INTELLECTUAL PROPERTY AND TECHNOLOGY.
                  We plan to continue to develop our technology internally and to acquire technology that is complementary to our existing technology. Through our patent licensing program, we will continue to enhance our phage display technology by obtaining access to phage display improvements that our licensees develop. We have also entered into cross licensing agreements under which we have licensed our phage display patents to third parties and have received in the same agreements rights to practice under the phage display technology patents of these third parties.

OUR BIOPHARMACEUTICAL PROGRAMS

         Two of the products we discovered and developed using phage display technology are now in clinical trials. We are using phage display technology internally and through collaborative arrangements to discover and develop additional biopharmaceutical products. Our product development programs are primarily focused on inflammatory diseases and cancers.

PRODUCTS IN CLINICAL TRIALS

         DX-88. The enzyme plasma kallikrein is a key component responsible for the regulation of the inflammation and coagulation pathways. Excess plasma kallikrein activity is thought to play a role in a number of inflammatory and autoimmune diseases. Using phage display, we have developed DX-88, which showed IN VITRO to be a high affinity, high specificity inhibitor of human plasma kallikrein. In disease states where inhibiting plasma kallikrein is desirable for a therapeutic effect, DX-88 may have fewer side effects and/or greater efficacy than naturally occurring inhibitors, which lack its specificity and affinity for plasma kallikrein.

         In collaboration with Genzyme, we are currently evaluating DX-88 as a treatment for hereditary angiodema in two Phase II clinical trials, one in Europe and the other in the United States. In March 2003 we completed patient treatment in our nine-patient European clinical trial. Both the United States Food and Drug Administration (FDA) and the European Commission for Proprietary Medicinal Products


                                      S-15

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(CPMP) have granted orphan designation to DX-88 for the treatment of acquired and hereditary angioedema. We are also evaluating DX-88 in a Phase I/II trial in the United States in patients undergoing cardiopulmonary bypass.

         o HEREDITARY ANGIOEDEMA. The prevalence of hereditary angiodema is believed to be between 1/10,000 and 1/50,000 worldwide. Hereditary angioedema is a genetic disease that can cause painful swelling of the larynx, gastrointestinal tract and/or extremities. Severe swelling of the larynx is life threatening and may require insertion of a breathing tube into the airway to prevent asphyxiation. In the United States, the only currently approved and available treatments during severe attacks are steroids, pain control, restriction of the inciting activity (eg. repetitive motion such as typing or hammering), and rehydration. Patients are frequently given synthetic anabolic steroids but these have a variety of side effects and may not be well tolerated. Researchers believe plasma kallikrein is a primary mediator of both the pain and swelling in hereditary angioedema. DX-88, a potent plasma kallikrein inhibitor may decrease the severity and frequency of symptoms during the acute attacks of hereditary angioedema and, therefore, may provide an effective treatment for this disease.

         o Complications of Cardiopulmonary Bypass. In the United States there are approximately 600,000 cardiac surgeries annually that use cardiopulmonary bypass, the vast majority of which involve coronary artery bypass graft surgery, known as CABG. Cardiopulmonary bypass elicits a systemic inflammatory response, which adversely affects the patient post operatively. Many patients undergoing CABG experience significant intraoperative blood loss, requiring transfusion. In addition, an estimated 25% of patients have post-operative cardiac, pulmonary, hematologic or renal dysfunction. Kallikrein has been implicated in the body's response to cardiopulmonary bypass as a major contributor to the significant blood loss seen in CABG patients and to the pathologic inflammation that plays a role in the complications of CABG surgery. Aprotinin, a kallikrein inhibitor derived from cattle, is currently approved in the U.S. for use to reduce transfusion requirements in patients undergoing CABG. DX-88 may have benefits over this existing therapy, because the DX-88 compound is recombinant rather than bovine sourced, and its sequence is based on that of a human protein, which may make it appear less foreign to the patient's immune system. DX-88 is also a 1,000 times more potent inhibitor of plasma kallikrein in vitro than aprotinin.

         DX-890. In a number of inflammatory diseases, the body secretes an excess of the enzyme known as neutrophil elastase, or elastase. Excess elastase activity, or a decrease in the elastase inhibitor destroys lung tissue. Using phage display, we have developed a novel human neutrophil elastase inhibitor, DX-890. This inhibitor binds to elastase with high affinity and high specificity, suggesting that it may be a potent and specific treatment for lung disease mediated by elastase. Based on its biological activity, DX-890 may be effective in stopping the destruction of lung tissue due to excess elastase activity.

         Our collaborator Debiopharm has completed a Phase IIa clinical trial with DX-890 in Europe for adult cystic fibrosis patients and has initiated a second Phase IIa clinical trial in Europe in children with cystic fibrosis. DX-890 may be an effective therapy in this and other inflammatory diseases:

         o CYSTIC FIBROSIS. There are approximately 55,000 patients in the United States and Europe who suffer from cystic fibrosis. The median survival age of cystic fibrosis patients is approximately 32 years. A genetic mutation causes a number of problems including


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                  progressive lung destruction and frequent infections in these patients. Large amounts of elastase are found in the lungs of cystic fibrosis patients where it is thought to play a significant role in the disease process. The elastase directly destroys tissue and contributes to recurrent infections, a cycle of inflammation, and repeated tissue destruction. Current treatments inadequately prevent this cycle of inflammation, infection, and destruction of tissue. By blocking elastase, DX-890 may significantly prevent tissue destruction in cystic fibrosis and preserve pulmonary function.

         o CHRONIC OBSTRUCTIVE PULMONARY DISEASES. Approximately 16 million Americans suffer from chronic obstructive pulmonary diseases, which include chronic bronchitis and emphysema. Genetic mutations or inhaled irritants, including cigarette smoke, cause these diseases, which are characterized by a progressive deterioration in lung function. Over $14 billion is spent annually to treat this group of diseases, which is the fourth leading cause of death in the United States. Elastase is thought to play a role in the progressive destruction of lung tissue in these diseases. DX-890 may block elastase and retard further damage, improving the quality of life and life expectancy for these patients.

         o ALPHA1 ANTI-TRYPSIN DEFICIENCY. Alpha1 Anti-Trypsin, or A1AT deficiency is a genetic disease affecting nearly 100,000 patients in the United States. The role of A1AT in normal people is to modulate the effect of neutrophil elastase. A1AT is the body's natural inhibitor to neutrophil elastase and makes certain the enzyme does its job without causing excessive destruction. Patients who are genetically deficient in A1AT have lung and liver damage caused by the overactivity of neutrophil elastase. Current therapy utilizes plasma derived A1AT to supplement the low levels seen in patients with a genetic deficiency. DX-890 may be an effective replacement therapy to prevent lung damage in these patients.

         o ULCERATIVE COLITIS. Ulcerative colitis is an inflammatory bowel disease that affects 400,000 people in the United States. The etiology of the disease is currently unknown but these patients suffer from severe inflammation of the lower gastro-intestinal tract and often require very potent immunosuppressive therapy. Patients with ulcerative colitis are at risk for frequent bowel infections, bowel obstructions from chronic inflammation, recurrent painful and bloody diarrhea, and colonic rupture. We are determining whether DX-890 could potentially be used as a therapy for these patients.

OTHER BIOPHARMACEUTICAL DISCOVERY AND DEVELOPMENT PROGRAMS

         We are pursuing biopharmaceutical discovery and development programs in the fields of immunology, tumor angiogenesis, tumor biology and inflammation using optimized phage libraries that express proteins, peptides and human antibodies. We have been able to establish a broad discovery platform to identify compounds that interact with a wide array of targets that have been shown to be involved in pathologic processes and are membrane proteins, circulating proteins or enzymes. Our processes have been automated, thus we are now able to evaluate a large number of molecules binding to each target. In this way we can rapidly identify and select a specific protein, peptide or antibody with the desired biochemical and biological characteristics. While our early discovery research efforts are now focused primarily on monoclonal antibodies, we are also testing the IN VITRO and IN VIVO efficacy of several of our peptide and small protein compounds.

         We have a total of eleven discovery and development programs underway in the oncology area, including two programs in a collaboration with Corvas, and one program where we have an option to


                                      S-17

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acquire rights to the target from Human Genome Sciences. The eleven programs are focused on the discovery and development of therapies that fight cancer primarily in three ways: inhibiting angiogenesis, inhibiting proteases believed to be associated with tumor growth and proliferation, and targeting cell surface proteins believed to be over expressed by certain tumors. We also have three discovery and development programs focused on targets that are believed to be important mediators of inflammation. We have an option to acquire from Human Genome Sciences the rights to the target in one of these programs.

OUR THERAPEUTIC PRODUCT COLLABORATIONS

         GENZYME. We have a collaboration agreement with Genzyme Corporation for the development and commercialization of DX-88. Under this agreement, as amended in May 2002, we are responsible for funding the development of DX-88 for the treatment of HAE until the later of incurring $8.0 million of development costs or completion of the first Phase II clinical trial for HAE, which is expected to occur early in the second quarter of 2003. After it reviews with us the data from the clinical trial, Genzyme will have a period of 60 days to exercise its option to acquire a 50% interest in the DX-88 program. If Genzyme exercises its option, it will be responsible for 50% of the development costs incurred subsequent to completion of the first Phase II clinical trial, and upon dosing the first patient in a pivotal clinical trial of DX-88 for HAE, Genzyme will be obligated to pay us one-half of the development costs in excess of $6.0 million that we incurred through completion of the first Phase II clinical trial. As of December 31, 2002, we had incurred approximately $11.0 million of costs under this program. If Genzyme exercises its option, we will be entitled to receive potential milestone payments of $10.0 million for the first FDA approved product derived from DX-88, and up to $15.0 million for additional therapeutic indications developed under the collaboration, as well as 50% of the profits from sales of such products. The term of this collaboration is perpetual unless terminated by either party with prior written notice or upon a material breach by the other party or immediately upon a change of control or bankruptcy of the other party. We currently anticipate that this collaboration will not terminate until the parties determine that no commercial products will result from the collaboration or, if commercial products are eventually sold, until the sale of those products is no longer profitable. Because the drug discovery and approval process is lengthy and uncertain, we do not expect to be able to determine whether any commercial products will result under this collaboration until the completion of clinical trials. Under the collaboration agreement, we have an option until March 31, 2003 to purchase Genzyme's interest in the application of DX-88 for the prevention of blood loss and other systemic inflammatory responses in cardiopulmonary bypass and other surgery for $1,000,000, which we intend to exercise. When we amended the collaboration agreement in May 2002, we also executed a senior secured promissory note and security agreement under which Genzyme agreed to loan us up to $7.0 million. As of December 31, 2002, we had borrowed the full $7.0 million available under the note.

         DEBIOPHARM. We have a collaboration and license agreement with Debiopharm S.A. for the commercialization of our neutrophil elastase inhibitor, DX-890, for the treatment of cystic fibrosis. This agreement arose out of our March 1997 research and development program with Debiopharm for the clinical development of DX-890. Debiopharm is responsible for funding the clinical development program for Europe and North America. Under our collaboration and license agreement, Debiopharm has exclusive rights to commercialize DX-890 in Europe for cystic fibrosis, acute respiratory distress syndrome and chronic obstructive pulmonary diseases and for these indications we have retained the rights to North America and the rest of the world. If we wish to outlicense the commercialization of any of these indications to a third party outside of Europe, Debiopharm has a first right of refusal to obtain the outlicensing rights. We have also retained worldwide rights to DX-890 for all other therapeutic indications, subject to Debiopharm's first right to negotiate for a license in Europe should another party not already have such


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rights or if we do not wish to retain the indication. Under this collaboration, we are entitled to receive a percentage of revenues generated by Debiopharm from the commercialization of the cystic fibrosis product in Europe and we will pay Debiopharm a percentage of royalties we receive on product sales outside of Europe. None of the product candidates developed under this collaboration has been approved for sale. Thus, we have neither paid nor received any royalties to date and our future receipts of royalties will depend on future sales of any products that may be developed and approved for sale. The parties' financial obligations to each other on product sales will expire on the later of ten years from the first commercial sale of a product or the life of the patent rights covering the product.

LEVERAGING PHAGE DISPLAY

         In the late 1980s, Dyax scientists invented phage display, a novel method to individually display up to tens of billions of proteins, peptides and human antibodies on the surface of a small bacterial virus called a bacteriophage or phage. Using phage display, we are able to produce and search through large collections, or libraries, of antibodies, proteins and peptides to rapidly identify those compounds that bind with high affinity and high specificity to targets of interest. We describe the technology of phage display in more detail under the caption "Dyax Technology".

         Our phage display process generally consists of the following steps:

         o        generating one or more phage display libraries;

         o screening new and existing phage display libraries to select binding compounds with high affinity and high specificity; and

         o        producing and evaluating the selected binding compounds.

         Scientists can use phage display to improve the speed and cost effectiveness of drug discovery and optimization. Phage display offers important advantages over, and can be used synergistically to improve, other drug discovery technologies which are currently employed to identify binding proteins, such as combinatorial chemistry, single target high throughput screening and monoclonal antibodies. Over the past decade, our scientists, collaborators and licensees have applied this powerful technology to a wide range of biopharmaceutical applications. We and our collaborators and licensees are using phage display technology at many stages of the drug discovery process to identify and determine the function of novel targets and to discover biopharmaceutical leads.

         Over the past year, we have brought on-line high-throughput automated capacity, developed state-of-the-art antibody phage display libraries, and successfully implemented a strategy under which we have obtained freedom to operate in the antibody phage display area through cross-licenses with Biosite Incorporated, Genentech, Inc. and XOMA Ireland Limited. We recently entered into a new agreement with Cambridge Antibody Technology Limited, known as CAT, that amends our 1997 license agreement. As a result of the new agreement, we now have worldwide research licenses under all the CAT antibody phage display patents and have options to obtain product licenses from CAT to develop and commercialize therapeutic and diagnostic antibody products for which CAT will receive milestones and royalties. We also gave CAT an option to develop with us our own therapeutic antibody products and further agreed to pay CAT a portion of the revenues that we generate from certain other applications of antibody phage display. With regard to Humira,(TM) a product of Abbott Laboratories that received marketing approval from the FDA at the end of 2002, CAT has options to buy out under a predetermined schedule any royalty obligation that CAT may have for that product. We agreed that CAT will no longer have any royalty obligations to us with regard to any other products covered by our phage display patents.


                                      S-19


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         With this technology, we have established the capability to identify fully human antibodies with high specificity and high affinity. We also have high-throughput proprietary technologies available to increase the affinity and specificity of antibody panels, for batch reformatting, and for protein expression. We are now able to move product candidates rapidly into both IN VITRO testing and optimization. We plan to use our increased capabilities to support our discovery and development programs for antibody-based therapeutics and to expand our revenue-generating collaborations.

OUR TECHNOLOGY AND TARGET ACCESS COLLABORATIONS FOR THERAPEUTICS

         In addition to our therapeutic product development collaborations with Debiopharm and Genzyme, we are also leveraging our phage display technology in a variety of other collaborations and licenses to enhance the discovery of therapeutic leads for ourselves and our collaborators and to access targets for our own biopharmaceutical discovery programs. We have a collaboration and license agreement with AstraZeneca PLC under which AstraZeneca is funding us to use our phage display technology to identify, characterize and optimize antibodies that bind specifically to AstraZeneca's neurological and metabolic disease target. AstraZeneca has the right to develop and commercialize the antibodies as therapeutic and in vitro diagnostic products. We also have a collaboration with Thios Pharmaceuticals, Inc. where Thios is funding us to use our technology to identify and characterize antibodies that bind to Thios' sulfated glycoprotein target, which is thought to play a key role as a mediator of inflammation. Thios has an option to obtain a license from us to use the antibodies to develop and commercialize therapeutic and in vitro diagnostic products. We are also engaged in a collaboration with Corvas International where we are identifying antibody, protein and peptide compounds that bind to two serine protease inhibitors that were isolated and characterized by Corvas. With Corvas we will evaluate the leads that we generated during the research phase of our collaboration to determine if we wish to jointly develop any of them for the potential treatment of cancer. We also seek to gain access to targets by in-licensing them from academic institutions. In March 2002, we licensed exclusive rights from The Center for Blood Research to develop and commercialize therapeutic products aimed at the activated form of LFA-1, a cell surface adhesion protein, that is considered an essential mediator of inflammation. We also have the option to license additional adhesion molecules discovered in the laboratory of Dr. Timothy Springer at the Center for Blood Research. In July 2002, we obtained exclusive rights from the University of Arizona to commercialize therapeutics and diagnostics to a cancer target that is a form of alpha 6 intergrin that was discovered by Dr. Anne Cress of the University of Arizona Cancer Center. We also have an exclusive license in the therapeutics and diagnostics fields to Tie-1, an angiogenesis target that was developed by Dr. Kari Alitalo of the University of Helsinki.

LEVERAGING PHAGE DISPLAY IN NON-CORE AREAS AND THROUGH LICENSING

         While our focus is on therapeutic programs, we are able to leverage our phage display technology in a number of other ways. For example, often the binding compounds that we discover for biopharmaceutical targets can be used in diagnostic or imaging formats to access therapeutic effectiveness and monitor disease progression. Binding compounds are also active components of many research products used for drug discovery and development, specifically to detect and analyze proteins. In the diagnostic imaging and research product fields, we have formed collaborations, and we also license others to practice our phage display technology in other fields. In addition to the specific transactions discussed below, we previously used our phage display technology to identify peptides for Epix Medical, Inc. to use in blood clot imaging applications in the magnetic resonance imaging field.


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DIAGNOSTICS IMAGING COLLABORATIONS

         BRACCO GROUP. In November 2000, we entered into a collaboration with Bracco Group to exploit diagnostic imaging and related therapeutic applications of our phage display technology. We granted Bracco exclusive worldwide rights to our phage display technology for the development of diagnostic imaging products. Bracco also has the right to develop diagnostic imaging products using our product leads that have potential imaging applications. Bracco also has the opportunity to evaluate for possible imaging applications the peptide leads that we have access to through our alliance with The Burnham Institute. We received a $3.0 million up-front licensing fee, and will receive an additional $3.0 million per year in research funding for a total of three to six years from the commencement of the collaboration in connection with the performance of research projects aimed at the discovery of product leads for Bracco for which Bracco will have an exclusive license in the imaging field. Subject to Bracco's exclusive rights in the imaging field and a limited option in therapeutics, we have retained ownership rights to the leads we generate during the collaboration and have retained rights for ourselves in therapeutics and other fields. We will also receive development milestones and royalties on any product sales. Bracco's royalty obligation to us for each product arising out of the collaboration is for ten years from the date the product is first launched for sale in each country. Bracco has a right to terminate our collaboration on six months prior notice, which may only be given after the funded research term expires. Either party may terminate the agreement for material breach by the other party if the breach is not cured within sixty days.

RESEARCH PRODUCTS

         BD BIOSCIENCES. In June 2001 we entered into a collaboration and license agreement with BD Biosciences, a division of Becton, Dickinson and Company, under which we use our phage display technology to discover antibodies for use as research reagents. Under the terms of the agreement, BD Biosciences has obtained rights to antibodies identified using our proprietary human antibody library and screening technology. BD Biosciences has the exclusive right to market our antibodies as research products to the life science market. BD Biosciences also has the option to extend its rights to IN VITRO diagnostic products on an antibody-by-antibody basis. We have retained all rights to use these antibodies in the therapeutic field. Under the agreement, we will perform research using our antibody phage display technology for a period of up to three years. In addition to the license fee, we will receive royalties on all of BD Bioscience's product sales. BD Bioscience is obligated to pay royalties on a product-by-product basis for a period of ten years from the first product sale.

PATENT AND LIBRARY LICENSING PROGRAMS

         We have established a broad licensing program for our phage display patents for use in the fields of therapeutics, IN VITRO diagnostics and for making phage display research kits. Through this program, we grant companies and research institutions non-exclusive licenses to practice our phage display patents in their discovery and development efforts in the licensed fields. We also grant licenses to others, e.g., Amgen Inc., Imclone Systems, Inc. and Human Genome Sciences, Inc. (HGSI), to use our phage display libraries and other technology to research and develop therapeutic, IN VITRO diagnostic, and other products. We have granted over 60 companies and institutions patent licenses as a result of these efforts. We believe that the success of our patent licensing program provides support for our patent position in phage display, enhances the usefulness of phage display as an enabling discovery technology and generates short term and long term value for us through licensing fees, milestones and royalties. Under these non-exclusive licenses, we have retained rights to practice our phage display technology in all fields. Our license agreements generally provide for signing or technology transfer fees, annual maintenance fees, milestone payments


                                      S-21

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based on successful product development and royalties based on any future product sales. In addition, under the terms of our license agreements, most licensees have agreed not to sue us for using phage display improvement patents developed by the licensee that are dominated by our phage display patents. We believe that these covenants and provisions allow us to practice enhancements to phage display developed by our licensees and some have granted us specific access to certain technologies developed or controlled by the licensee. We have also entered into cross licensing agreements with third parties under which we have granted rights to our phage display patents and have received rights to practice under the phage display related patents of such third parties.

AFFINITY SEPARATIONS.

         Purification of a biopharmaceutical product is a complex, multi-step process, which can be a time-consuming step in the discovery process and is often the most expensive step in the manufacturing process. Our phage display technology can be used to generate small, stable binding compounds, known as ligands, that have high affinity and high specificity for desired biological compounds that bind and release targets in predetermined conditions that can be used for the purification of biopharmaceuticals. We have successfully completed funded affinity separations discovery projects for Wyeth and HGSI. Wyeth and HGSI have each entered into a license with us to use the ligand that we developed for them in their discovery project. Wyeth is using the ligand for purification of its recombinant blood factor product for treating hemophilia and HGSI is using the ligand to purify its B-Lymphocyte Stimulator Protein. Under both of these license agreements, we will be entitled to commercial milestones and product royalties for any product that may be purified using our ligand. During the past year, we granted our first phage display patent license in the separations field to Amersham Biosciences, the life sciences business of Amersham plc. The non-exclusive license permits Amersham Biosciences, a market leader in the separations media field, to practice our phage display patents to discover ligands from peptide libraries for use as affinity-based media for chromatography separations.

BIOTAGE SEPARATIONS PRODUCTS

         Purification of a pharmaceutical product is a complex, time-consuming process, which can often be the dominant bottleneck in drug discovery and production. A widely used separations technology, chromatography, is used for purification during the discovery, development and manufacture of a pharmaceutical product. Liquid chromatography separates molecules in a mixture by making use of the different rates at which the molecules in the solution accumulate on the surface of another material known as separations media. In this technology, the molecules in solution pass through a chamber, or column, packed with separations media. The migration rates of different molecules through the column vary due to differences in the strength of binding interactions with the media in the column. This differential separation of molecules can be used to purify a desired novel therapeutic compound.

         We develop, manufacture and sell chromatography separations systems and consumables through our Biotage subsidiary under the Biotage trade name. Our customers use these systems and consumables in separations processes from the discovery scale, where small amounts of a compound are purified for research work, through the preparative and production scales, where a product is manufactured for commercialization. We have designed our FLASH systems to use prepacked cartridges at all of these scales for a wide range of chemical and biological materials. Our customers in the pharmaceutical industry use our Flex, Quad, Horizon and Flash systems for high throughput purification of synthetic organic molecules, synthetic peptides, and natural products. We customize our Kiloprep systems to meet the requirements of development and manufacturing scale chromatography applications for the production of peptides and DNA diagnostics. We are a leading developer and manufacturer of chromatography systems that use disposable


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cartridges to purify pharmaceuticals being produced for research and clinical development. Our prepacked, disposable cartridges can be packed with a wide range of separations, or chromatography, media from a variety of sources. We believe that cartridge-based chromatography systems provide competitive advantages to our customers compared to manually packed systems, including:

         o        greater speed and convenience;

         o        lower cost due to less labor and reduced solvent use;

         o improved safety by minimizing exposure of production personnel to media and hazardous solvents; and

         o        reproducible performance.

         We believe Biotage's product line addresses a large and fast growing drug discovery and scale-up market. In 2002, sales of purification products for drug discovery, combinatorial and medicinal chemistry increased nearly 16% from the prior year, and represented 78% of Biotage's revenue. Biotage has focused its resources to gain the maximum return from the drug discovery segment. Biotage intends to maximize its high potential in discovery purification.

         The following table summarizes our principal chromatography products:

PRODUCTS                     MARKET SEGMENT         APPLICATIONS
--------                     --------------         ------------
FLASH systems                Pharmaceutical         Novel compound purification
Parallex Flex, Horizon       discovery              High throughput compound
and Quad systems                                    purification
                                                    Natural Products

Production FLASH,            Pharmaceutical         Production scale
Kiloprep systems             production             purification
                                                    Peptide and synthetic
                                                    DNA purification

FLASH, BioFLASH and          Pre-packed             Disposable cartridges
Kiloprep cartridges          disposable             for use on all Biotage
                             cartridges for all     systems
                             Biotage systems

DYAX TECHNOLOGY

         Molecular binding is the key to the function of most biopharmaceutical products. The binding of a molecule to a target is the mechanism nature uses to modulate biochemical and physiological processes such as cellular growth, differentiation, metabolism and death. To effect these processes, naturally occurring binding molecules typically distinguish between the correct target and other closely related molecules (specificity), and bind more tightly to the target than non-target molecules (affinity), under appropriate physiological conditions. Biopharmaceutical products bind to targets, including cellular receptors and enzymes, to achieve a desired effect, and those with higher affinity and specificity are thought to be preferable. Binding also plays a significant role in diagnostics, research reagents and separations products.


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PHAGE DISPLAY

         Living organisms, such as viruses, have the ability to display a foreign gene product, or protein, on their surfaces. Based on this ability of organisms to display proteins, our scientists developed our patented phage display technology for displaying large collections of proteins on filamentous bacteriophage or "phage," a virus that infects laboratory bacteria. Our phage display technology is a broadly applicable method for the display and selection of proteins with desired binding properties. Our phage display process generally consists of the following steps:

         GENERATING A PHAGE DISPLAY LIBRARY. The generation of a phage display library is based upon a single protein framework and contains tens of billions of variations of this protein. The first step in generating a library is the selection of the protein framework upon which the library will be created. This selection is based on the desired product properties, such as structure, size, stability, or lack of immunogenicity. We then determine which amino acids in the framework will be varied, but do not vary amino acids that contribute to the framework structure. We also control the exact numbers and types of different amino acids that are varied, so that the resulting phage display library consists of a diverse set of chemical entities, each of which retains the desired physical and chemical properties of the original framework.

         The next step is the creation of a collection of genes that encode the designed variations of the framework protein. We can easily generate diverse collections of up to hundreds of millions of different synthetic DNA sequences. Each new DNA sequence, or gene, encodes a single protein sequence that will be displayed on the surface of the individual phage that contains this gene. The scientists combine the new DNA sequences with phage genome DNA and certain enzymes so that the new DNA is inserted into a specific location of the phage genome. The result is that the new protein is displayed on the phage surface fused to one of the naturally occurring phage proteins. The phage acts as a physical link between the displayed protein and its gene.

         In addition to fused synthetic DNA sequences, we can also use naturally occurring genes, such as cDNA, which are sequences that represent all of the expressed genes in a cell or organism, to create a library. We have also inserted genes from antibody expressing human cells into the phage genome. Using these genes, we have constructed phage display libraries that express billions of different human antibodies on the phage surface. From one of these libraries, individual antibody fragments can be selected and used to build highly specific human monoclonal antibodies.

         The new phage genome is then transferred into laboratory bacteria, where the phage genome directs the bacterial cells to produce thousands of copies of each new phage. The collection of phage displaying multiple peptides or proteins is referred to as a phage display library. Because we can reproduce the phage display library by infecting a new culture of laboratory bacteria to produce millions of additional copies of each phage, we can use libraries for a potentially unlimited number of screenings.

          SCREENING PHAGE DISPLAY LIBRARIES. We can then select binding compounds with high affinity and high specificity by exposing the library to specified targets of interest and isolating the phage that display compounds that bind to the target. For certain applications of phage display, such as separations, we can design the binding and release conditions into the selection process. Each individual phage contains the gene encoding one potential binding compound, and when its displayed protein is selected in the screening procedure, it can be retrieved and amplified by growth in laboratory bacteria.


                                      S-24

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         To screen a phage display library, we expose the library to the target under desired binding conditions. The target is normally attached to a fixed surface, such as the bottom of a tube, or a bead, allowing removal of phage that do not express binding compounds that recognize the target. Once these unbound phage are washed away, the phage containing the selected binding compounds can be released from the target. Since the phage are still viable, they can be amplified rapidly by again infecting bacteria. The capacity of the phage to replicate itself is an important feature that makes it particularly well suited for rapid discovery of specific binding compounds. We can amplify a single phage by injecting it into bacteria and producing millions of identical phage in one day.

         If the binding affinity of the compounds identified in an initial screening for a target is not considered sufficiently high, information derived from the binding compounds identified in the initial screening can be used to design a new focused library. The design, construction and screening of a second generation library, known as affinity maturation, can lead to increases of 10- to 100-fold in the affinity of the binding compounds for the target.

         EVALUATION OF SELECTED BINDING COMPOUNDS. Screening phage display libraries generally results in the identification of one or more groups of related binding compounds such as proteins, peptides, or antibodies. These groups of compounds are valuable in providing information about which chemical features are necessary for binding to the target with affinity and specificity, as well as which features can be altered without affecting binding. Using DNA sequencing, we can determine the amino acid sequences of the binding compounds and identify the essential components of desired binding properties by comparing similarities and differences in such sequences. If desired, scientists can further optimize the binding compounds by building additional phage display libraries based on these key components and repeating this process. We can complete the entire selection process in several weeks. We can produce small amounts of the binding compound by growing and purifying the phage. For production of larger amounts, we can remove the gene from the phage DNA and place it into a standard recombinant protein expression system. Alternatively, if the identified binding compound is sufficiently small, it can be chemically synthesized. These binding compounds can be evaluated for desired properties including affinity, specificity and stability under conditions that will be encountered during its intended use. From each group of compounds, scientists can identify, develop and test a compound with the desired properties for utility as a biopharmaceutical, diagnostic, research reagent or affinity separations product.

         The entire phage display process for identifying compounds that bind to targets of interest is nearly identical whether the ultimate product is to be used for biopharmaceuticals, diagnostics, research reagents or separations, which allows for an efficient use of scientific resources across a broad array of commercial applications.

         ADVANTAGES OF PHAGE DISPLAY TECHNOLOGY IN THERAPEUTIC DRUG DISCOVERY. We believe our phage display technology has the following advantages over other drug discovery technologies:

         o DIVERSITY AND ABUNDANCE. Many of our phage display libraries contain billions of potential binding compounds that are rationally-designed variations of a particular peptide or protein framework. Furthermore, we can isolate a diverse family of genes by including, for example, those that encode human antibodies. The size and diversity of our libraries significantly increase the likelihood of identifying binding compounds with high affinity and high specificity for the target. Once we generate libraries, we can reproduce them rapidly in phage and use them for an unlimited number of screenings.


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         o        SPEED AND COST EFFECTIVENESS. We can construct phage display libraries in a few months and screen them in a few weeks to identify binding compounds. Conventional or combinatorial chemistry approaches require between several months and several years to complete this process. Similarly, mouse and human-mouse technologies generally require four to six months to identify an antibody. As a result, our phage display technology can significantly reduce the time and expense required to identify an antibody, protein or peptide with desired binding characteristics.

         o AUTOMATED PARALLEL SCREENING. In an automated format, we can apply our phage display technology to many targets simultaneously to discover specific, high-affinity proteins, including human monoclonal antibodies, for each target. In contrast, human-mouse antibody technology identifies antibodies that bind to a single target per test group of mice and is difficult to automate. Among antibody technologies, phage display is particularly well suited for functional genomic applications, due to the large number of genetic targets that need to be screened for specific antibodies.

         o RAPID OPTIMIZATION. We screen phage display libraries to identify binding compounds with high affinity and high specificity for the desired target and can design and produce successive generations of phage display libraries to further optimize the leads. We have demonstrated between 10- and 100-fold improvement in binding affinity with second-generation phage display libraries. This optimization cannot occur with humanized mouse or human-mouse antibody technologies and cannot progress as rapidly or with equivalent diversity.

COMPETITION

         THERAPEUTIC PRODUCTS. We compete in industries characterized by intense competition and rapid technological change. New developments occur and are expected to continue to occur at a rapid pace. Discoveries or commercial developments by our competitors may render some or all of our technologies, products or potential products obsolete or non-competitive.

         Our principal focus is on the development of therapeutic products. We will conduct research and development programs to develop and test product candidates and demonstrate to appropriate regulatory agencies that these products are safe and effective for therapeutic use in particular indications. Therefore our principal competition going forward, as further described below, will be companies who either are already marketing products in those indications or are developing new products for those indications. Substantially all of these organizations have greater financial resources and experience than we do.

         For our DX-88 product candidate, our competitors for the treatment of hereditary angiodema include Aventis Behring and Baxter Healthcare, which currently market plasma-derived C1 esterase inhibitor products that are approved for the treatment of this disease in Europe. In addition, other competitors would be Jerini AG, which is developing a bradykinin antagonist for the treatment of angioedema in Europe, companies developing recombinant C1 inhibitors, such as Pharming Group N.V., as well as companies that market and develop corticosteroid drugs or other anti-inflammatory compounds. Bayer currently markets aprotinin, which is indicated for reduction of blood loss in patients undergoing cardiopulmonary bypass during CABG. A number of companies, including Alexion, are developing additional products to reduce the complications of cardiopulmonary bypass.


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         For our DX-890 product candidate, companies with products for the treatment of cystic fibrosis include Genentech and Chiron. A number of other companies are developing neutrophil elastase inhibitors for broader indications. These include Medea Research, Cortech, Inc., Ono, Eli Lilly, SuperGen, Teijin, GlaxoSmithKline, Arriva, and Ivax.

         For potential oncology product candidates coming out of our biopharmaceutical discovery and development programs potential competitors include numerous pharmaceutical and biotechnology companies, most of which have substantially greater financial resources and experience than we do.

         In addition, most large pharmaceutical companies seek to develop orally available small molecule compounds against many of the targets for which others and we are seeking to develop protein, peptide, and/or antibody products.

         Our phage display technology is one of several technologies available to generate libraries of compounds that can be used to discover and develop new protein, peptide, and/or antibody products. The primary competing technology platforms that pharmaceutical, diagnostics and biotechnology companies use to identify antibodies that bind to a desired target are transgenic mouse technology and the humanization of murine antibodies derived from hybridomas. Abgenix Inc., Medarex Inc., Genmab, and Protein Design Labs, Inc. are leaders in these technologies. Further, we license our phage display patents and libraries to other parties in the fields of therapeutics and IN VITRO diagnostic products on a non-exclusive basis. Our licensees may compete with us in the development of specific therapeutic and diagnostic products. In particular, Cambridge Antibody Technology Group plc, Morphosys AG, and Crucell, all of which have licenses to our base technology, compete with us, both to develop therapeutics and to offer research services to larger pharmaceutical and biotechnology companies. Biosite, which is also a patent licensee of ours, has partnered with Medarex, Inc. to combine phage display technology with the transgenic mouse technology, to create antibody libraries derived from the RNA of immunized mice. Other companies are attempting to develop new antibody engineering technology. These include Phylos, which is developing ribosomal display technology and antibody mimics, Diversa, which is developing combinatorial arrays for large-scale screening of antibodies, our patent licensees Domantis, which makes single domain antibody libraries, and Novagen, which is developing cDNA display technology.

         SEPARATION PRODUCTS. Chromatography is only one of several methods of separation, including centrifugation and filtration, used in the manufacture of biopharmaceutical products. Biotage faces active competition from other suppliers of separations products. The principal competitors in Biotage's existing product markets include Nova Sep, Isco, Inc. and Gilson, Inc. In addition, many pharmaceutical companies have historically assembled their own chromatography systems and hand-packed their own cartridges. Biotage's principal competitor in the prepacked disposable cartridge market for its FLASH cartridges is Isco, which has started selling non-interchangeable cartridges. In addition others may be able to use conventional or combinatorial chemistry approaches, or develop new technology, to identify binding molecules for use in separating and purifying products.

PATENTS AND PROPRIETARY RIGHTS

         Our success is significantly dependent upon our ability to obtain patent protection for our products and technologies, to defend and enforce our issued patents, including patents related to phage display, and to avoid the infringement of patents issued to others. Our policy generally is to file for patent protection on methods and technology useful for the display of binding molecules, on biopharmaceutical, diagnostic and separation product candidates, and on chromatography product improvements and applications.


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         Our proprietary position in the field of phage display is based upon patent rights, technology, proprietary information, trade secrets and know-how. Our patents and patent applications for phage display include U.S. Patent Nos. 5,837,500, which expires June 29, 2010, 5,571,698, which expires June 29, 2010,
5,403,484, which expires April 4, 2012, and 5,223,409, which expires June 29, 2010, issued patents in Canada and Israel, and pending patent applications in the United States and other countries. These phage display patent rights contain claims covering inventions in the field of the surface display of proteins and certain other peptides, including surface display on bacteriophage.

         For our therapeutic product candidates, we file for patent protection on groups of peptides, proteins and antibody compounds that we identify using phage display. These patent rights now include U.S. Patent No. 5,666,143, which expires September 2, 2014, claiming sequences of peptides that have neutrophil elastase inhibitory activity, including the sequence for DX-890; and U.S. Patent Nos. 5,994,125, which expires January 11, 2014, 5,795,865, which expires August 18, 2015, 6,057,287, which expires August 18, 2015, and 6,333,402, which expires
January 11, 2014 claiming sequences of peptides that have human kallikrein inhibitory activity, including the sequence for DX-88, and polynucleotide sequences encoding these peptides.

         For our affinity separation technology our patent rights include U.S. Patent No. 6,326,155, which expires March 20, 2016. The patent rights cover methods for identifying affinity ligands to purify biological molecules. The patented method can be used in combination with our proprietary phage display technology, making it a powerful tool for biological purification, discovery and development.

         To protect our chromatography separations products, we rely primarily upon trade secrets and know-how, as well as the experience and skill of our technical personnel. We also have several patents and patent applications claiming specific inventions relating to our proprietary chromatography systems and cartridges. These patent rights include U.S. Patent No. 6,294,087, which expires August 20, 2018, U.S. Patent No. 6,398,953, which expires on March 25, 2019, and U.S. Patent No. 6,436,284, which expires on June 30, 2018. These patents relate to our chromatography cartridge product line and covers our current Quad(TM) and Flash 12+(TM), 25+(TM) and 40+(TM) cartridges.

         There are no legal challenges to our phage display patent rights or our other patent rights now pending in the United States. However, we cannot assure that a challenge will not be brought in the future. We plan to protect our patent rights in a manner consistent with our product development and business strategies. If we bring legal action against an alleged infringer of any of our patents, we expect the alleged infringer to claim that our patent is invalid, not infringed, or not enforceable for one or more reasons, thus subjecting that patent to a judicial determination of infringement, validity and enforceability. In addition, in certain situations, an alleged infringer could seek a declaratory judgment of non-infringement, invalidity or unenforceability of one or more of our patents. We cannot be sure that we will have sufficient resources to enforce or defend our patents against any such challenges or that a challenge will not result in an adverse judgment against us or the loss of one or more of our patents. Uncertainties resulting from the initiation and continuation of any patent or related litigation, including those involving our patent rights, could have a material adverse effect on our ability to maintain and expand our licensing program and collaborations, and to compete in the marketplace.

         Our first phage display patent in Europe, European Patent No. 436,597, known as the 597 Patent was ultimately revoked in 2002 in a proceeding in the European Patent Office. We have two divisional patent applications of the 597 Patent pending in the European Patent Office. We will not be able to prevent other parties from using our phage display technology in Europe if the European Patent Office does not grant us another patent. We cannot be assured that we will prevail in the prosecution of either of these patent applications.


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         Our phage display patent rights are central to our non-exclusive patent licensing program. We offer non-exclusive licenses under our phage display patent rights to companies and non-profit institutions in the fields of therapeutics, IN VITRO diagnostics and other select fields. In jurisdictions where we have not applied for, obtained, or maintained patent rights, we will be unable to prevent others from developing or selling products or technologies derived using phage display. In addition, in jurisdictions where we have phage display patent rights, we cannot assure that we will be able to prevent others from selling or importing products or technologies derived using phage display.

         George Pieczenik and I.C. Technologies America, Inc. sued us in New York for patent infringement of three United States patents. The complaint was initially filed against us in New York, dismissed for lack of jurisdiction and then refiled in the United States District Court in Massachusetts. On February 25, 2003, the District Court granted motion for summary judgment in our favor on all claims and will formally enter judgment for us. The plaintiff will have a period of 30 days from the date judgment formally enters in our favor to appeal the District Court's decision.

         We are aware that other parties have patents and pending applications to various products and processes relating to phage display technology. Through licensing our phage display patent rights, we have secured a limited ability to practice under some of the third party patent rights relating to phage display technology. These rights are a result of our standard license agreement, which contains a covenant by the licensee that it will not sue us under the licensee's phage display improvement patents. In addition, we have sought and obtained affirmative rights of license or ownership under certain patent rights relating to phage display technology owned by other parties. For example, in addition to our new agreement with CAT, we entered into cross licensing agreements in 2002 with Biosite and with Genentech under which we granted each of those companies rights to practice our phage display patents and in return received rights to practice under their phage display related patents. In October of 2002, we entered into a cross licensing agreement with XOMA under which we received a license to use XOMA's antibody expression technology to develop antibody products for ourselves and our collaborators. We also received a license from XOMA to produce antibodies. In exchange we agreed to pay XOMA a license fee and a royalty in connection with the sale of any of our antibody products. We also granted XOMA a license to our phage display patents and agreed to provide them with one of our antibody phage display libraries.

         The issues relating to the validity, enforceability and possible infringement of such patents present complex factual and legal issues that we periodically reevaluate. Third parties have patent rights related to phage display, particularly in the area of antibodies. While we have during 2002 gained access to key patents in the antibody area through the cross licenses with Biosite, Genentech, XOMA and CAT, other third party patent owners may contend that we need a license or other rights under their patents in order for us to commercialize a process or product. In addition, we may choose to license patent rights from third parties. While we believe that we will be able to obtain any needed licenses, we cannot assure that these licenses, or licenses to other patent rights that we identify as necessary in the future, will be available on reasonable terms, if at all. If we decide not to seek a license, or if licenses are not available on reasonable terms, we may become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses. If we are unsuccessful in these actions, adverse decisions may prevent us from commercializing the affected process or products. Moreover, if we are unable to maintain the covenants with regard to phage display improvements that we obtain from our licensees through our patent licensing program and the licenses that we have obtained to third party phage display patent rights it could have a material adverse effect on our business.

         In all of our activities, we substantially rely on proprietary materials and information, trade secrets and know-how to conduct research and development activities and to attract and retain collaborative partners, licensees and customers. Although we take steps to protect these materials and information, including the use of confidentiality and other agreements with our employees and consultants in both academic and commercial relationships, we cannot assure you that these steps will be adequate, that these agreements will not be violated, or that there will be an available or sufficient remedy for any such violation, or that others will not also develop similar proprietary information.

GOVERNMENT REGULATION

         The production and marketing of any of our future biopharmaceutical or diagnostic products will be subject to numerous governmental laws and regulations on safety, effectiveness and quality, both in the United States and in other countries where we intend to sell the products. In addition, our research and development activities in the United States are subject to various health and safety, employment and other laws and regulations.

UNITED STATES FDA APPROVAL

         In the United States, the U.S. Food & Drug Administration rigorously regulates products intended for diagnostic or therapeutic use in humans. In addition, products intended for use in the manufacturing of these products, such as separations media and equipment, are subject to certain FDA manufacturing and quality standards.

         The steps required before a new pharmaceutical can be sold in the United States include:

         o        preclinical tests;

         o submission of an Investigational New Drug Application to the FDA, which must become effective before initial human clinical testing can begin;

         o human clinical trials to establish safety and effectiveness of the product, which normally occurs in three phases each monitored by the FDA;

         o submission and approval by the FDA of a New Drug or Biologics License Application; and

         o compliance with the FDA's Good Manufacturing Practices regulations and facility and equipment validations and inspection.

         The requirements for testing and approval for IN VITRO diagnostic products may be somewhat less onerous than for pharmaceutical products, but similar steps are required. All our biopharmaceutical or diagnostic product leads, including our neutrophil elastase inhibitor, DX-890, our plasma kallikrein inhibitor, DX-88, and the pharmaceutical and diagnostic products of our collaborators and licensees, will need to complete successfully the FDA-required testing and approvals before they can be marketed. There is no assurance that our collaborators or we can gain the necessary approvals. Failure to do so would have a negative adverse effect on our future business.

FOREIGN REGULATORY APPROVAL

         In many countries outside the United States, governmental regulatory authorities similar to the FDA must approve the investigational program and/or marketing application for pharmaceutical and diagnostic products. The investigational documentation requirements vary from country to country and certain countries may require additional testing. Following the conclusion of the clinical evaluation of a medicinal product, a marketing authorization is prepared and submitted. The format of the required documentation has been harmonized in the United States, the European Union, and Japan. However, some variations continue to exist. In addition, the national laws governing manufacturing requirements, advertising and promotion, and pricing and reimbursement may vary widely. Therefore, the time to market can vary widely among different regions and countries. In addition, the export to foreign countries for investigation and /or marketing of medicinal products that have been manufactured in the US but not approved for marketing by the FDA is subject to US law as well as the laws of the importing country and may require FDA authorization. There is no assurance that we will be able to gain the necessary authorizations in a timely fashion or at all. Failure to do so would have a negative adverse effect on our future business.

ENVIRONMENTAL, HEALTH, SAFETY AND OTHER REGULATIONS

         In addition to the laws and regulations that apply to the development, manufacture and sale of our products, our operations are subject to numerous foreign, federal, state and local laws and regulations. Our research and development activities involve the use, storage, handling and disposal of hazardous materials, chemicals and radioactive compounds and, as a result, we are required to comply with regulations and standards of the Occupational Safety and Health Act, Nuclear Regulatory Commission and other safety and environmental laws. Although we believe that our activities currently comply with all applicable laws and regulations, the risk of accidental contamination or injury cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, which could have a material adverse effect on our business, financial condition and results of operations.

MANUFACTURING

         THERAPEUTIC PRODUCTS. We currently rely on contract manufacturers for the production of our therapeutic recombinant proteins for preclinical and clinical studies, including the manufacture of both the bulk drug substance and the final pharmaceutical product. The testing of the resultant products is the responsibility of the contract manufacturer and/or an independent testing laboratory. These materials must be manufactured and tested according to strict regulatory standards established for pharmaceutical products. Despite our close oversight of these activities, there is no assurance that the technology can be readily transferred from our facility to those of the contractors, that the process can be scaled up adequately to support clinical trials, or that the required quality standards can be achieved. To date, we have identified only a few facilities that are capable of performing these activities and willing to contract their services. There is no assurance that contractors will have the capacity to manufacture or test our products at the required scale and within the required time frame. There is no assurance that the supply of clinical materials can be maintained during the clinical development of our product candidates.

         It is our current intent to rely on contract manufacturers for the production and testing of marketed pharmaceuticals following the approval of one or more of our products. The quality standards for marketed pharmaceuticals are even greater than for investigational products. The inability of these contractors to meet the required standards and/or to provide an adequate and constant supply of the pharmaceutical product would have a material adverse effect on our business.

         SEPARATION PRODUCTS. We manufacture and sell chromatography systems and cartridges through our Biotage subsidiary. Subcontractors manufacture components for chromatography systems to our specifications. We purchase commercial media for certain prepacked cartridges, which we repack and sell in disposable cartridges. A small number of components of our chromatography systems are currently purchased from single sources. However, we believe that alternative sources for these components are readily available, if necessary, and that we will be able to enter into acceptable agreements to obtain these components from such alternate sources at similar costs with only a temporary disruption or delay in production.

SALES AND MARKETING

         THERAPEUTIC PRODUCTS. We do not currently have any therapeutic products approved for sale. For any products that are approved in the future for diseases where patients are treated primarily by limited numbers of physicians, we intend in most cases to conduct sales and marketing activities ourselves in North America and, possibly, in Europe. For any product that we intend to market and sell ourselves, we do not expect to establish direct sales capability until shortly before the products are approved for commercial sale, but we will begin product management and market education activities earlier during clinical trials. For markets outside of North America, including possibly European markets, we will seek to establish arrangements where our products are sold by pharmaceutical companies, which are already well established in these regions. For products that are indicated for conditions where patients may be treated by large numbers of internists, general surgeons, or family practitioners, we will seek to establish arrangements under which our products will be sold and marketed by large pharmaceutical organizations with established sales representatives. These arrangements will generally be worldwide on a product-by-product basis.

         BIOTAGE PRODUCTS. Our Biotage separations business has a total sales and marketing group of approximately 48 people located in the United States, Europe and Japan. In selected countries we sell Biotage products through independent distributors. As new products are introduced and the market for our Biotage products grows, we anticipate increasing our direct marketing and sales capacity.

         OTHER PRODUCT AREAS. For areas other than therapeutic products and Biotage products, we will generally seek to establish arrangements with leading companies in particular business areas under which those companies develop the products based on Dyax technology and conduct sales and marketing activities through their established channels.

EMPLOYEES

         As of December 31, 2002, worldwide we had 244 employees, including 38 with Ph.Ds and 2 with an M.D. Approximately 105 of our employees are in research and development, 40 in manufacturing, 53 in sales and marketing and 46 in administration. Our workforce is non-unionized, and we believe that our relations with employees are good.

                                 USE OF PROCEEDS

         The net proceeds from the sale of the shares are estimated to be approximately $7.8 million, after deducting the placement agent commissions and estimated offering expenses payable by us.

         We intend to use the proceeds of this offering for general corporate purposes, which may include working capital, research and development expenditures, clinical trial expenditures and acquisitions of new technologies and investments.

                                    DILUTION

         As of December 31, 2002, our unaudited net tangible book value was $27.1 million, or approximately $1.37 per share. Net tangible book value is total assets minus the sum of liabilities and intangible assets. Net tangible book value per share is net tangible book value divided by the total number of shares of common stock outstanding.

         Net tangible book value dilution per share to new investors represents the difference between the weighted average amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 4,421,625 shares of our common stock in this offering, after deducting the placement agent commissions (with respect to the 3,319,356 shares placed by the placement agent) and our estimated offering expenses, our net tangible book value as of December 31, 2002 would have been $1.45 per share. This amount represents an immediate increase in net tangible book value of $0.08 per share to existing stockholders and an immediate dilution (on a weighted average basis) in net tangible book value of $0.41 per share to purchasers of common stock in this offering, as illustrated in the following table:

       Public offering price per share of common stock               $1.86

       Net tangible book value per share as of December 31, 2002     $1.37

       Increase in net tangible book value per share after giving
         effect to this offering                                     $0.08

       Pro forma net tangible book value per share as of
         December 31, 2002 after giving effect to this offering      $1.45

       Dilution in net tangible book value per share to new
         investors                                                   $0.41

         This table assumes no exercise of options to purchase 4,306,313 shares of common stock at a weighted average exercise price of $6.94 per share outstanding as of December 31, 2002. To the extent that options are exercised, there will be further dilution to new investors.

                              PLAN OF DISTRIBUTION

         We are offering the common stock to selected investors. We have retained Pacific Growth Equities, Inc. to act as our exclusive placement agent in connection with this offering. The placement agent is not obligated and does not intend to purchase any of the common stock offered hereby. We have agreed to indemnify Pacific Growth Equities against certain liabilities.

         We have agreed to pay to the placement agent a fee equal to 6.62% of the proceeds of this offering, excluding the proceeds from the 1,075,269 shares to be sold to our director's affiliates.

         On March 14, 2003 we entered into subscription agreements to sell 4,421,625 shares of common stock at a price of $1.86 per share for gross proceeds of $8,224,222.50 million. We expect to deliver the shares of common stock being offered hereby to purchasers on March 19, 2003.

         We will deliver to the purchasers certificates representing the shares purchased or effect the sale through the book entry facilities of The Depository Trust Company, in either case against payment of the aggregate purchase price for the shares purchased and through a broker designated by the purchasers.

         We negotiated the price to the public for this common stock offered in this offering with the investors. The factors considered in determining the price to the public included the recent market price of our common stock, the general condition of the securities market at the time of this offering, the history of and prospects for the industry in which we compete, our past and present operations, our historical results of operations and our future prospects.

         Affiliates of one of our directors, Thomas Kempner, are purchasing up to 1,075,269 shares in this offering. Mr. Kempner currently beneficially owns 437,933 shares of our common stock. If his affiliates purchase 1,075,269 shares, Mr. Kempner and his affiliates purchasing in this offering will beneficially own approximately 6.3% of our outstanding common stock in the aggregate following the completion of the offering contemplated by this prospectus supplement.

                                  LEGAL MATTERS

         Palmer & Dodge LLP, Boston, Massachusetts, will provide us with an opinion on the validity of the shares offered by this prospectus supplement

The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

                              DATED APRIL 24, 2002

                                   DYAX CORP.
                                5,000,000 SHARES
                                  COMMON STOCK

                               ------------------

    We may offer to the public shares of our common stock from time to time in one or more issuances.

    This prospectus provides you with a general description of our common stock. Each time we sell shares of our common stock we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" beginning on page 16 of this prospectus before you make your investment decision.

    Our common stock trades on the Nasdaq National Market under the symbol
"DYAX."

                            ------------------------

  INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 2.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

                            ------------------------

                       Prospectus dated            , 2002

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Risk Factors................................................      2
Special Note Regarding Forward-Looking Statements...........     12
Description of Common Stock.................................     13
Use of Proceeds.............................................     14
Plan of Distribution........................................     14
Legal Matters...............................................     16
Experts.....................................................     16
Where You Can Find More Information.........................     16

NOTE REGARDING TRADEMARKS

    Dyax and the Dyax logo are registered trademarks of Dyax Corp. Biotage is a trademark of Biotage, Inc., our subsidiary. All other trademarks or service marks appearing in this prospectus and the documents we incorporate by reference are the property of their owners.

                                   DYAX CORP.

    We are a biopharmaceutical company principally focused on the discovery, development and commercialization of therapeutic products. Two of our product candidates are in early stage clinical trials and we are preparing to begin clinical trials for one of these candidates in a second indication. We also have a number of other research and development programs. Our focus is on protein, peptide and antibody-based drugs.

    We use a proprietary and patented method, known as phage display, in a variety of ways, including:

    - identifying a broad range of compounds with potential for the treatment of various diseases;

    - building a broad portfolio of product candidates that we plan to develop and commercialize either ourselves or with others; and

    - identifying compounds that can be used in therapeutics, diagnostic imaging, the development of research reagents, and in purifying and manufacturing biopharmaceuticals and chemicals.

    We believe that our phage display technology can assist in rapidly and cost-effectively determining the potential medical uses of newly discovered proteins and genes and facilitate subsequent discovery of biopharmaceutical product candidates. Given the quantity of genetic information made available by the mapping of the human genome, we believe that the advantages of our technology over other technologies should increase in importance. We believe that phage display can have the greatest potential impact on our business through our discovery of proprietary biopharmaceuticals. Although we will continue to seek collaborators to co-develop the product candidates in our portfolio, we expect to fund a substantial portion of such development ourselves.

    We are further leveraging our phage display technology through collaborations and licenses that are structured to generate revenues through research funding, license fees, technical and clinical milestone payments and royalties.

    Through our subsidiary, Biotage, Inc., we develop, manufacture and sell systems and products that are used in laboratories and pharmaceutical manufacturing to separate molecules in liquid mixtures through a process known as liquid chromatography, or chromatography separations. We are a leading developer, manufacturer and supplier of chromatography separations systems that use disposable cartridges to separate and thereby purify pharmaceuticals being produced for research or clinical development.

    Our goal is to become a fully integrated biopharmaceutical company. We use our phage display technology to discover and develop novel products aimed at addressing unmet medical needs. We expect to maximize the value of our phage display technology primarily by pursuing internal product discovery and development programs. Our business model is to augment this value creation through a combination of collaborative arrangements to discover therapeutic products for others and to exploit our technology in non-core areas, such as separations, diagnostic imaging and research reagents and through our patent licensing program.

    The address of our principal executive office is 300 Technology Square, Cambridge, Massachusetts 02139 and our telephone number there is
(617) 250-5500.

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK INVOLVES RISK. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD READ AND CAREFULLY CONSIDER THE FACTORS DESCRIBED BELOW, AS WELL AS OTHER INFORMATION WE INCLUDE OR INCORPORATE BY REFERENCE IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT.

RISKS RELATING TO OUR BUSINESS

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT TO INCUR SIGNIFICANT ADDITIONAL OPERATING LOSSES.

    We have incurred operating losses since our inception in 1989. As of December 31, 2001, we had an accumulated deficit of approximately
$84.0 million. We expect to incur substantial additional operating losses over the next several years as our research, development, preclinical testing and clinical trial activities increase. We have not commercialized any therapeutic products, either ourselves or with others, that have generated revenues from final product sales, and we do not expect any of our product candidates to generate significant product revenues for the next several years. Even if our research and development efforts eventually generate revenues from sales of therapeutic products, those revenues may not fully offset the expenses of our efforts. In addition, obtaining regulatory approvals to market therapeutic products is a long and arduous process and we cannot predict when, if ever, we will receive such approvals. We generate revenue from collaborators through research and development funding and through license and maintenance fees that we receive in connection with the licensing of our phage display technology. We expect to continue to be dependent upon revenue generated from our collaborative arrangements and our licensing efforts over the next several years.

    To date, our chromatography separations products business has not been profitable. For sales of our separations business to increase, we must expand the market penetration of our existing products as well as develop new products, which are still in the early stages of development.

    To date, we have received revenues principally from:

    - sales of chromatography separations systems and products;

    - research and development funding received from our collaborators; and

    - milestone payments and signing and maintenance fees paid by licensees of our phage display technology.

    To become profitable, we must:

    - fully develop and commercialize biopharmaceuticals;

    - establish additional collaborative arrangements; and

    - achieve greater market penetration for our chromatography separations products.

WE MAY BE UNABLE TO RAISE THE CAPITAL THAT WE WILL NEED TO SUSTAIN OUR
OPERATIONS.

    We expect that our existing resources will be sufficient to fund our operations through 2002. We may, however, need to raise additional funds before then. We will need additional funds if our cash requirements exceed our current expectations or if we generate less revenue than we expect.

    Our future capital requirements will depend on many factors, including:

    - the progress of our drug discovery development program using phage display;

    - our ability to develop and commercialize our product candidates;

    - maintaining our existing collaborative and license arrangements and entering into additional ones;

    - the progress of the development and commercialization of milestone and royalty-bearing compounds by our collaborators and licensees;

    - sales of chromatography separations products;

    - our decision to manufacture some of our products;

    - competing technological and market developments;

    - costs of defending our patents and other intellectual property rights; and

    - the amount and timing of additional capital equipment purchases.

    We also may seek additional funding through collaborative arrangements and public or private financings. We may not be able to obtain financing on acceptable terms or at all or we may not be able to enter into additional collaborative arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. If we are unable to obtain funding on a timely basis, we may be required to curtail significantly one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise pursue on our own.

OUR BIOPHARMACEUTICAL OR DIAGNOSTIC PRODUCT CANDIDATES MUST UNDERGO RIGOROUS CLINICAL TRIALS AND REGULATORY APPROVALS, WHICH COULD SUBSTANTIALLY DELAY OR PREVENT THEIR DEVELOPMENT OR MARKETING.

    Any biopharmaceutical or diagnostic product we develop will be subject to rigorous clinical trials and an extensive regulatory approval process implemented by the Food and Drug Administration. This approval process is typically lengthy and expensive, and approval is never certain. Positive results from preclinical studies and early clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval. We may not be able to conduct clinical trials at preferred sites, enroll sufficient patients or begin or successfully complete clinical trials in a timely fashion, if at all.

    We expect to enter into contractual arrangements with collaborators and third parties to conduct clinical trials on our behalf. Any failure of these collaborators or third parties to perform may delay or terminate the trials.

    Because of the risks and uncertainties in biopharmaceutical development, products that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include:

    - we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

    - we have limited experience in conducting the clinical trials necessary to obtain regulatory approval; and

    - data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals.

    Regulatory authorities may delay, suspend or terminate clinical trials at any time if they believe that the patients participating in trials are being exposed to unacceptable health risks or if they find deficiencies in the clinical trial procedures. In addition, our or our collaborators' failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.

BECAUSE WE CURRENTLY LACK THE RESOURCES, CAPABILITY AND EXPERIENCE NECESSARY TO MANUFACTURE BIOPHARMACEUTICALS, WE WILL DEPEND ON THIRD PARTIES TO PERFORM THIS FUNCTION, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO COMMERCIALIZE ANY BIOPHARMACEUTICALS WE MAY DEVELOP.

    We do not currently operate manufacturing facilities for the clinical or commercial production of biopharmaceuticals. We also lack the resources, capability and experience necessary to manufacture biopharmaceuticals. As a result, we will depend on collaborators, partners, licensees and other third parties to manufacture clinical and commercial scale quantities of our biopharmaceuticals. If we enter into these types of third party arrangements, then we will be dependent on the efforts of others, which if not successful could result in decreased revenue to us.

    Because our existing contract manufacturer is limited in its current ability to produce products on a scale necessary for commercialization, we may incur substantial expenses to contract with others to manufacture products or we may experience delays in bringing larger scale facilities on line. To date we have identified only a few facilities that are capable of producing material for preclinical and clinical studies and we cannot assure you that they will be able to supply sufficient clinical materials during the clinical development of our product candidates. We will also be dependent on contract manufacturers to produce and test any biopharmaceuticals that are approved for market.

WE LACK EXPERIENCE IN CONDUCTING CLINICAL TRIALS, REGULATORY PROCESSES, AND CONDUCTING SALES AND MARKETING ACTIVITIES, ANY OR ALL OF WHICH MAY ADVERSELY IMPACT OUR ABILITY TO COMMERCIALIZE ANY BIOPHARMACEUTICALS THAT WE MAY DEVELOP.

    We have begun the process of hiring experienced clinical development, regulatory, and marketing staff to develop and supervise clinical trials, regulatory processes, and sales and marketing activities. However, we will remain dependent upon third party contract research organizations to carry out most of our clinical and preclinical research studies for the foreseeable future. While we will seek to establish contracts with experienced, resourceful contractors who can carry out these activities efficiently, effectively, and quickly, we cannot assure that these third party contractors will perform as expected and required. Any failure to perform adequately may cause delays in one or more products and might lead to a failure to gain regulatory approval.

    Similarly, we may be unable to enter into third party arrangements for the marketing and sale of biopharmaceuticals on acceptable terms. For certain products, we may incur substantial expenses to develop our own marketing and sales force in order to commercialize our biopharmaceuticals and our efforts may not be successful or the product may not be approved.

    As a result we may experience delays in the commercialization of our biopharmaceuticals and we may be unable to compete effectively.

WE DEPEND ON THE EXPERTISE, EFFORT, PRIORITIES AND CONTRACTUAL OBLIGATIONS OF OUR COLLABORATORS; ANY CHANGES IN OUR COLLABORATORS' BUSINESS DIRECTION OR PRIORITIES OR DEFAULTS IN THEIR OBLIGATIONS MAY HAVE AN ADVERSE IMPACT ON OUR RESEARCH REVENUES AND ULTIMATELY OUR LICENSE REVENUES AND EXPENSES.

    We depend on the expertise, effort, priorities and contractual obligations of our collaborators to realize revenues from our phage display technology. However, our collaborators:

    - are not obligated under our collaborative arrangements to develop or market product candidates discovered using our phage display technology;

    - may pursue alternative technologies or develop competing products;

    - control many of the decisions with respect to research, clinical trials and commercialization of product candidates we discover or develop with them;

    - may terminate their collaborative arrangements with us under specified circumstances with short notice; and

    - may disagree with us as to whether a milestone or royalty payment is due under the terms of our collaborative arrangements.

    The termination of a significant number of our existing collaborative arrangements or our inability to enter into other collaborative arrangements would reduce our research revenues and our potential for royalties and milestone payments.

WE AND OUR COLLABORATORS MAY NOT BE ABLE TO GAIN MARKET ACCEPTANCE OF OUR BIOPHARMACEUTICALS, WHICH COULD ADVERSELY AFFECT OUR REVENUES.

    We cannot be certain that any of our biopharmaceutical candidates, even if successfully approved, will gain market acceptance among physicians, patients, healthcare payors, pharmaceutical manufacturers or others. We may not achieve market acceptance even if clinical trials demonstrate safety and efficacy of our biopharmaceutical and diagnostic products and the necessary regulatory and reimbursement approvals are obtained. The degree of market acceptance of our biopharmaceutical candidates will depend on a number of factors, including:

    - their clinical efficacy and safety;

    - their cost-effectiveness;

    - their potential advantage over alternative treatment methods;

    - their marketing and distribution support;

    - reimbursement policies of government and third-party payors; and

    - market penetration and pricing strategies of competing and future products.

    If our products do not achieve significant market acceptance, our revenues could be adversely affected.

COMPETITION AND TECHNOLOGICAL CHANGE MAY MAKE OUR POTENTIAL PRODUCTS AND TECHNOLOGIES LESS ATTRACTIVE OR OBSOLETE.

    We compete with major pharmaceutical and biotechnology companies that are pursuing forms of treatment or prevention for the diseases that we target. Many of our competitors have substantially greater financial and other resources than we do and are conducting extensive research and development activities. Other companies may succeed in developing products earlier than we do, obtaining regulatory approval for products more rapidly than we do, or developing products that are more effective or less costly than those we develop.

    For our DX-88 product candidate, our competitors for the treatment of hereditary angiodema (HAE) include Aventis Behring and Baxter Healthcare, which currently market plasma-derived C1 esterase inhibitor products, which are approved for the treatment of HAE in Europe. In addition, other competitors would be companies seeking to develop recombinant C1 inhibitors, and companies that market and develop corticosteroid drugs or other anti-inflammatory compounds. Bayer currently markets aprotinin, which is indicated for reduction of blood loss in patients undergoing cardiopulmonary bypass during cardiopulmonary bypass graft surgery. A number of companies, including Alexion, are developing additional products to reduce the complications of cardiopulmonary bypass.

    For our DX-890 product candidate, our competitors in the development of treatments for cystic fibrosis include Genentech, Genzyme, Xoma and Biogen. A number of other companies are also developing neutrophil elastase inhibitors for broader indications. These include Inhale Therapeutic

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Systems, Aventis, Medea Research, Cortech, Inc., Roche, Ono, Eli Lilly, Lexin,
SuperGen, Teijin, GlaxoSmithKline, Arriva, Sanofi-Synthelabo, and Ivax.

    For potential oncology product candidates coming out of our biopharmaceutical discovery and development programs, competitors could include Bristol-Meyers Squibb, Pfizer, GlaxoSmithKline, Genentech, Pharmacia, Wyeth and numerous other pharmaceutical and biotechnology companies.

    In addition, most large pharmaceutical companies seek to develop orally available small molecule compounds against many of the targets for which we and others are seeking to develop protein, peptide, and/or antibody products.

    Our phage display technology is one of several technologies available for use in drug discovery. The primary technologies that compete with our phage display technology include combinatorial chemistry, single target high throughput screening and hybridoma technology. Our business depends significantly on the competitive position of phage display technology. If competing technologies obtain broader market acceptance or technologies superior to phage display are developed, our business would be adversely affected. We are aware of several pharmaceutical and biotechnology companies that use in their operations combinatorial chemistry, single target high throughput screening or peptide, antibody technologies to identify molecules that bind to a desired target. In addition, a number of companies are in the business of providing access to these technologies and performing research for other companies. For example, Cambridge Antibody Technology Group plc, Morphosys AG and Crucell, all of which are patent licensees of ours, provide research services in the field of phage display. In addition, these four companies, as well as Abgenix, Inc., Medarex, Inc., Genmab and Protein Design Labs, Inc. provide antibody services. Biosite Diagnostics, Inc., also a licensee of ours, has partnered with Medarex, Inc. to combine phage display technology with transgenic mouse technology to create antibody libraries derived from the RNA of immunized mice. Other companies, including Phylos, Diversys and Novagen, are also attempting to develop new antibody engineering technology.

    In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions which may prevent us from successfully commercializing our products.

    Our chromatography separations business competes in mature markets with several companies that manufacture, market and sell chromatography separations and purification systems. We face active competition from other suppliers of separations products. The principal competitors in our existing product markets include Nova Sep, Isco, Inc. and Gilson, Inc., some of which also have long-term relationships with our existing customers. Our principal competitor in the chromatography separations system and cartridge market is Isco, Inc. In addition, many therapeutic and diagnostic product manufacturers have traditionally assembled their own chromatography systems. As a result, any future innovative separations products that we develop may not become accepted in the marketplace.

OUR SUCCESS DEPENDS SIGNIFICANTLY UPON OUR ABILITY TO OBTAIN AND MAINTAIN INTELLECTUAL PROPERTY PROTECTION FOR OUR PRODUCTS AND TECHNOLOGIES.

    We face risks and uncertainties related to our intellectual property rights. For example:

    - we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop;

    - third parties may obtain patents covering the manufacture, use or sale of these products, which may prevent us from commercializing any of our products under development globally or in certain regions; or

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    - our patents or any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

    Our phage display patent rights are central to our non-exclusive patent licensing program. As part of that licensing program, we generally seek to negotiate a phage display license agreement with parties practicing technology covered by our patents. In countries where we do not have and/or have not applied for phage display patent rights, we will be unable to prevent others from using phage display or developing or selling products or technologies derived using phage display. In addition, in jurisdictions where we have phage display patent rights, we may be unable to prevent others from selling or importing products or technologies derived elsewhere using phage display. Any inability to protect and enforce our phage display patent rights, whether by licensing or any invalidity of our patents or otherwise, would negatively affect our research and revenues.

    In all of our activities, we also rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities and to attract and retain collaborators, licensees and customers. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. Also, our trade secrets or similar technology may otherwise become known to, or be independently developed or duplicated by, our competitors.

    Other parties have patents and pending applications to various products and methods related to phage display and may obtain additional patents in the future. From time to time we learn of issued patents which may cover our product development activities as well as commercialization of potential future products. To date, we have filed oppositions against two European patents in the general field of phage display. In the first of these oppositions, the Opposition Division revoked a patent issued to Acambis Research Limited. An appeal of this decision is pending. In the second opposition, the Opposition Division maintained a patent issued to Cambridge Antibody Technology Group, plc. We intend to appeal that decision. We do not believe these European patents cover any of our present activities, but we cannot predict whether the claims in these patents may, in their current or future form, cover our future activities or the activities of our collaborators and licensees. We may file other oppositions in the future.

    Before we and our collaborators can market some of our processes or products, we and our collaborators may need to obtain licenses from other parties who have patent or other intellectual property rights covering those processes or products. There are several companies that have patents relating to phage display, including for example, Applied Molecular Evolution, Biosite, Xoma, Morphosys, Cambridge Antibody Technology Group, plc and Genentech. Third party patent owners may contend that we need a license or other rights under their patents in order for us to commercialize a process or product. In order for us to commercialize a process or product, we may need to license the patent rights of other parties. We are aware of certain patents for which we may need to obtain licenses to commercialize some of our products and technologies. If a third party does not offer us a needed license or offers us a license only on terms that are unacceptable, we may be unable to commercialize one or more of our products. If a third party does not offer a needed license to our collaborators and as a result our collaborators stop work under their agreement with us, we might lose future milestone payments and royalties. If we decide not to seek a license, or if licenses are not available on reasonable terms, we may become subject to infringement claims or other legal proceedings, which could result in substantial legal expenses. If we are unsuccessful in these actions, adverse decisions may prevent us from commercializing the affected process or products.

    We seek affirmative rights of license or ownership under existing patent rights relating to phage display technology of others. For example, through our patent licensing program, we have secured a

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limited freedom to practice some of these patent rights pursuant to our standard license agreement, which contains a covenant by the licensee that it will not sue us under certain of the licensee's phage display improvement patents. We cannot guarantee, however, that we will be successful in enforcing any agreements from our licensees, including agreements not to sue under their phage display improvement patents, or in acquiring similar agreements in the future, or that we will be able to obtain commercially satisfactory licenses to the technology and patents of others. If we cannot obtain and maintain these licenses and enforce these agreements, this could have a negative effect on our business.

PROCEEDINGS TO OBTAIN, ENFORCE OR DEFEND PATENTS AND TO DEFEND AGAINST CHARGES OF INFRINGEMENT ARE TIME CONSUMING AND EXPENSIVE ACTIVITIES. UNFAVORABLE OUTCOMES IN THESE PROCEEDINGS COULD LIMIT OUR PATENT RIGHTS AND OUR ACTIVITIES, WHICH COULD MATERIALLY AFFECT OUR BUSINESS.

    Obtaining, protecting and defending against patent and proprietary rights can be expensive. For example, if a competitor files a patent application claiming technology also invented by us, we may have to participate in an expensive and time-consuming interference proceeding before the U.S. Patent and Trademark Office to address who was first to invent the subject matter of the claim and whether that subject matter was patentable. Moreover, an unfavorable outcome in an interference proceeding could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business would be harmed if a prevailing third party does not offer us a license on terms that are acceptable to us.

    In patent offices outside the United States, we may be forced to respond to third party challenges to our patents. For example, two companies filed oppositions in late 1997 against the only phage display patent that the European Patent Office issued to us to date. A hearing on these oppositions was held April 6, 2000 and our patent was revoked. We have appealed this decision to the European Patent Office's Technical Board of Appeals. This appeal suspends the Opposition Division's decision and reinstates our patent pending the decision of the Technical Board. Although we will be able to enforce this patent during the appeal, any infringement action we file will likely be stayed pending the results of the appeal. Oral proceedings are scheduled before the Technical Board in our appeal on July 2, 2002. The decision of the Technical Board will be final. We also have two other patent applications related to our phage display technology pending in the European Patent Office. During the continued prosecution of these applications, the Examining Division will consider the grounds on which the Opposition Division revoked our first patent taken together with the Technical Board's decision on our appeal. We may not be successful in overturning the Opposition Division's decision or in obtaining allowance of our other patent applications. We will not be able to prevent other parties from using our phage display technology in Europe if we are not successful in the reinstatement of our first European patent or if the European Patent Office does not grant us another patent that we can maintain after any opposition.

    We may need to resort to litigation to enforce any patent issued to us. Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may have or obtain patents in the future and claim that the use of our technology infringes these patents. For example, we are engaged in a United States court proceeding brought by George Pieczenik and I.C. Technologies America, Inc. alleging infringement of three patents. A claim construction hearing was held on December 13, 2001. We are awaiting a decision. After the court construes the claims asserted against us by the plaintiffs, the court will determine whether or not our activities infringe these claims and if these claims are valid and enforceable. We could incur substantial costs in connection with any litigation or patent proceeding and our management's efforts would be diverted, regardless of the results of the litigation. An unfavorable result could subject us to significant liabilities to third parties, require us to cease manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties or result in awards of substantial damages against us. Our business will be harmed if we cannot obtain a license, can obtain a license only on terms we consider to be unacceptable or if we are unable to redesign our products or processes to avoid infringement.

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OUR REVENUES AND OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST,
AND WE EXPECT THIS TO CONTINUE IN THE FUTURE.

    Our revenues and operating results have fluctuated significantly on a quarter to quarter basis. We expect these fluctuations to continue in the future. Fluctuations in revenues and operating results will depend on:

    - the timing of our increased research and development expenses;

    - the establishment of new collaborative and licensing arrangements;

    - the timing and results of clinical trials;

    - the development and marketing programs of current and prospective collaborators;

    - the completion of certain milestones; and

    - the timing of customer purchases of larger separations equipment systems.

    If the revenues we receive are less than the revenues we expect for a given fiscal period, then we may be unable to reduce our expenses quickly enough to compensate for the shortfall. Our revenues in any period are not a reliable indicator of our future performance. In addition, our fluctuating revenues and operating results may fail to meet the expectations of securities analysts or investors. Our failure to meet these expectations may cause the price of our common stock to decline.

IF WE LOSE OR ARE UNABLE TO HIRE AND RETAIN QUALIFIED PERSONNEL, THEN WE MAY NOT BE ABLE TO DEVELOP OUR PRODUCTS OR PROCESSES.

    We are highly dependent on qualified scientific and management personnel, and we face intense competition from other companies and research and academic institutions for qualified personnel. If we lose an executive officer, a manager of one of our principal business units or research programs, or a significant number of any of our staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes may be delayed or prevented. We do not have employment agreements with any of our key employees other than Robert Ladner, Scott Chappel and Stephen Galliker.

WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR GROWTH.

    We may be unable to manage our growth and expansion, and our failure to do so may slow our growth rate or give rise to inefficiencies that would increase our losses. Our ability to manage our operations and growth effectively depends upon the continual improvement of our operational, financial and management controls, reporting systems and procedures.

WE CURRENTLY DEPEND ON ONE SUPPLIER FOR A KEY COMPONENT IN OUR SEPARATIONS PRODUCTS, AND IF WE LOSE THAT SUPPLIER WE COULD EXPERIENCE DELAYS IN THE PRODUCTION AND SHIPMENT OF OUR SEPARATIONS PRODUCTS, WHICH WOULD ADVERSELY IMPACT OUR SEPARATIONS PRODUCT SALES REVENUES.

    We manufacture our chromatography separations products using compounds and separations media manufactured by third parties. We currently purchase a significant percentage of the silica that we use as separations media in our prepacked disposable separations cartridges and other separations products from Chemie Uetikon, a major bulk producer of silica located in Zurich, Switzerland. While we have arranged to obtain separations media from alternative sources of supply at prices and on terms and conditions substantially similar to those in the agreement with our current supplier, any interruption in our source of supply could slow production and delay shipments to our customers, which would adversely impact our separations product sales revenues. To date, we have not experienced any major difficulties in obtaining commercial quantities of separations media from any of our current suppliers.

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WE USE AND GENERATE HAZARDOUS MATERIALS IN OUR BUSINESS, AND ANY CLAIMS RELATING
TO THE IMPROPER HANDLING, STORAGE, RELEASE OR DISPOSAL OF THESE MATERIALS COULD BE TIME-CONSUMING AND EXPENSIVE.

    Our development and manufacture of chromatography separations systems and products involves the controlled storage, use and disposal of hazardous materials and chemicals. Our phage display research and development also involves the controlled storage, use and disposal of chemicals and solvents, as well as biological materials. We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture and storage and the handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by laws and regulations, we cannot completely eliminate the risk of contamination or injury from hazardous materials. If an accident occurs, an injured party could seek to hold us liable for any damages that result and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We may incur significant costs to comply with current or future environmental laws and regulations.

WE MAY HAVE SIGNIFICANT PRODUCT LIABILITY EXPOSURE.

    We face exposure to product liability and other claims if products or processes are alleged to have caused harm. These risks are inherent in the testing, manufacturing and marketing of human therapeutic products. Although we currently maintain product liability insurance, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products that we or our collaborators develop. We also have liability for products that we manufacture through our Biotage subsidiary. If we are sued for any injury caused by our products or processes, then our liability could exceed our product liability insurance coverage and our total assets.

OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS AND COLLABORATIONS.

    Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Product revenues from the conduct of international business represented approximately 28% of our total product revenues in 2001. These product revenues are received by us in the local foreign currency. We anticipate that revenues from our international operations will continue to represent a portion of our total revenues. Accordingly, our future results could be harmed by the effect of currency exchange rate fluctuations and by compliance with foreign laws and regulations.

    The laws of foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. In countries where we do not have and/or have not applied for patents on our products, we will be unable to prevent others from developing or selling similar products. In addition, in jurisdictions outside the United States where we have phage display patent rights, we may be unable to prevent unlicensed parties from selling or importing products or technologies derived elsewhere using phage display.

    Until we or our licensees obtain the required regulatory approvals for biopharmaceuticals identified using phage display in any specific foreign country, we or our licensees will be unable to sell these products in that country. International regulatory authorities have imposed numerous and varying regulatory requirements and the approval procedures can involve additional testing. Approval by one regulatory authority does not ensure approval by any other regulatory authority.

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WE MAY NOT SUCCEED IN ACQUIRING TECHNOLOGY AND INTEGRATING COMPLEMENTARY
BUSINESSES.

    We may acquire additional technology and complementary businesses in the future. Acquisitions involve many risks, any one of which could materially harm our business, including:

    - the diversion of management's attention from core business concerns;

    - the failure to exploit effectively acquired technologies or integrate successfully the acquired businesses;

    - the loss of key employees from either our current business or any acquired businesses; and

    - the assumption of significant liabilities of acquired businesses.

    We may be unable to make any future acquisitions in an effective manner. In addition, the ownership represented by the shares of our common stock held by you will be diluted if we issue equity securities in connection with any acquisition. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. If we issue debt securities to finance acquisitions, then the debtholders would have rights senior to the holders of shares of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our shares of common stock. Acquisition financing may not be available on acceptable terms, or at all. In addition, we may be required to amortize significant amounts of intangible assets in connection with future acquisitions. We might also have to recognize significant amounts of goodwill that will have to be tested periodically for impairment. These amounts could be significant, which could harm our operating results.

RISKS RELATING TO OUR SHARES

OUR COMMON STOCK MAY CONTINUE TO HAVE A VOLATILE PUBLIC TRADING PRICE AND LOW TRADING VOLUME.

    The market price of our common stock has been highly volatile. Since our initial public offering in August 2000 through March 2002, the price of our common stock on the Nasdaq National Market has ranged between $54.12 and $3.10.

    The market has experienced significant price and volume fluctuations for reasons unrelated to our operating performance.

    Many factors may have a negative effect on the market price of our common stock, including:

    - public announcements by us, our competitors or others;

    - developments concerning proprietary rights, including patents and litigation matters;

    - publicity regarding actual or potential results with respect to products or compounds we or our collaborators are developing;

    - regulatory developments in both the United States and abroad;

    - public concern about the safety or efficacy of new technologies;

    - general market conditions and comments by securities analysts; and

    - quarterly fluctuations in our revenues and financial results.

ANTI-TAKEOVER PROVISIONS IN OUR GOVERNING DOCUMENTS AND UNDER DELAWARE LAW AND OUR SHAREHOLDER RIGHTS PLAN MAY MAKE AN ACQUISITION OF US MORE DIFFICULT.

    We are incorporated in Delaware. We are subject to various legal and contractual provisions that may make a change in control of us more difficult. Our board of directors has the flexibility to adopt additional anti-takeover measures.

                                       11
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    Our charter authorizes our board of directors to issue up to 1,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter also provides staggered terms for the members of our board of directors. This may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors used its authority to accelerate vesting of options, then this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

    Our shareholder rights plan could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company and, accordingly, could discourage potential acquirors.

    Section 203 of the Delaware General Corporation Law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent changes in management.

    The provisions described above, as well as other provisions in our charter and bylaws and under the Delaware General Corporation Law, may make it more difficult for a third party to acquire our company, even if the acquisition attempt was at a premium over the market value of our common stock at that time.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, any prospectus supplement or term sheet, and the documents we incorporate by reference may contain forward-looking statements. Generally, the forward-looking statements use words like "anticipate," "believe," "could," "estimate," "expect," "future," "intend," "may," "opportunity," "plan," "potential," "project," "will" and similar terms.

    Without limiting the foregoing, these forward-looking statements include statements about:

    - our strategic plans;

    - the future of our industry;

    - the scope of our patent coverage;

    - the commencement and completion of research and preclinical studies and clinical trials;

    - the timing of planned regulatory filings;

    - the establishment of corporate collaborations;

    - competitive technologies and activities of competitive companies;

    - anticipated expenses;

    - anticipated sources of future revenues; and

    - our need for additional funds.

    Forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements in this prospectus or the documents we incorporate by reference. Many factors could cause or contribute to these differences, including the factors referred to above under the caption "Risk Factors." The forward-looking events discussed in this prospectus or any documents we incorporate by reference might not occur. Accordingly, you should not place undue reliance on our forward-looking statements.

    You should carefully read this entire prospectus and any prospectus supplements, particularly the section entitled "Risk Factors," before you make an investment decision.

                                       12
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                          DESCRIPTION OF COMMON STOCK

    The following description of our common stock, together with any additional information we include in any applicable prospectus supplements, summarizes the material terms of our common stock. For the complete terms of our common stock, you should refer to our restated certificate of incorporation and our by-laws, both of which are included as exhibits to the registration statement which includes this prospectus. The summary below is also qualified by provisions of applicable law.

    Our authorized common stock currently consists of 50,000,000 shares, par value $0.01 per share. As of March 31, 2002, we had approximately 19,609,490 shares of common stock issued and outstanding and we had approximately 322 stockholders of record.

    Each share of our common stock is entitled to one vote on matters on which our stockholders vote. There are no cumulative voting rights. Holders of our common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. All shares of common stock issued under this prospectus will be, when issued, fully-paid and nonassessable.

    American Stock Transfer & Trust Company is the transfer agent and registrar of our common stock. Its telephone number is (800) 937-5449.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW, OUR CHARTER DOCUMENTS AND OUR SHAREHOLDER
  RIGHTS PLAN

DELAWARE LAW

    We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 provides that a corporation may not engage in any business combination with any "interested stockholder" for a three-year period following the date that the stockholder became an interested stockholder unless:

    - prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; and

    - on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    For the purpose of Section 203, subject to specified exceptions, an interested stockholder is defined to include any person who, together with any affiliates or associates of that person, beneficially owns, or owned within the past three years, directly or indirectly, 15% or more of our outstanding voting stock.

CHARTER AND BY-LAW PROVISIONS

    Our restated certificate of incorporation and by-laws contain the following provisions that may have the effect of discouraging unsolicited acquisition proposals:

    - our restated certificate of incorporation classifies the board of directors into three classes with staggered three-year terms;

    - our by-laws include a provision prohibiting stockholder action by written consent;

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    - our certificate of incorporation and by-laws permit our board of directors to enlarge the size of the board and fill the vacancies;

    - our restated certificate of incorporation requires the approval of 66 2/3% of the outstanding capital stock to merge us into another entity, sell all or substantially all of our assets, or engage in any other business combination not approved by the board of directors;

    - our restated certificate of incorporation provides our board of directors with the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights of each series without further action by our stockholders;

    - our restated certificate of incorporation provides that some of its provisions may be changed only by an affirmative vote of 66 2/3% of our outstanding capital stock;

    - our by-laws provide that a stockholder may not nominate candidates for the board of directors at any annual or special meeting unless that stockholder notifies us of its intention within a specified period in advance and provides us with certain required information;

    - our by-laws provide that special meetings of stockholders may be called only by our president or our board of directors; and

    - our by-laws provide that a stockholder who wishes to bring business before the stockholders at our annual meeting must provide us with advance notice.

SHAREHOLDER RIGHTS PLAN

    We have a shareholder rights plan. The shareholder rights plan will make it more difficult for a third party to acquire us without the consent of our board of directors. Under the plan, each outstanding share of our common stock carries with it a right, which is currently unexercisable, that permits the holder to purchase shares of our common stock at a 50% discount from market value upon the occurrence of specified events, including, unless approved by our board of directors, an acquisition by a person or group of specified levels of beneficial ownership of our common stock or a tender offer for our common stock. In addition, in the event of certain business combinations, the rights permit purchase of the common stock of an acquiror at a 50% discount. The rights are redeemable by us for $0.001 per right and will expire on June 27, 2011. One of the events that will trigger the rights is any person's acquisition of, or commencement of a tender offer for, 15% or more of the outstanding shares of our common stock. Such an acquiring person may not exercise a right under the plan.

                                USE OF PROCEEDS

    Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of common stock offered by this prospectus for general corporate purposes, which may include working capital, capital expenditures, research and development expenditures, clinical trial expenditures, acquisitions of new technologies and investments. Additional information on the use of net proceeds from the sale of common stock offered by this prospectus may be set forth in the prospectus supplement relating to the specific offering.

                              PLAN OF DISTRIBUTION

    We may sell the shares of common stock offered by us in this prospectus in one or more of the following ways from time to time:

    - directly to purchasers;

    - through agents;

    - through dealers; or

    - through underwriters.

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    We and our agents and underwriters may sell the shares of common stock being offered by us in this prospectus from time to time in one or more transactions:

    - at a fixed price or prices, which may be changed;

    - at market prices prevailing at the time of sale;

    - at prices related to such prevailing market prices; or

    - at negotiated prices.

    We may solicit directly offers to purchase securities. We may also designate agents from time to time to solicit offers to purchase securities. Any agent that we designate, who may be deemed to be an "underwriter" as that term is defined in the Securities Act of 1933, may then resell such securities to the public at varying prices to be determined by such agent at the time of resale.

    If we use underwriters to sell securities, we will enter into an underwriting agreement with the underwriters at the time of the sale to them. The names of the underwriters will be set forth in the prospectus supplement that will be used by them together with this prospectus to make resales of the securities to the public. In connection with the sale of the securities offered, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the securities.

    Underwriters may also use dealers to sell securities. If this happens, the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

    Any underwriting compensation paid by us to underwriters in connection with the offering of the securities offered in this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

    Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which they may be required to make in respect of such liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

    If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase the securities offered by us under this prospectus pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under these contracts will be subject only to those conditions described in the applicable prospectus supplement, and the prospectus supplement will set forth the price to be paid for securities pursuant to those contracts and the commissions payable for solicitation of the contracts.

    Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

    Our common stock is listed on the Nasdaq National Market. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market or on the exchange on which our common stock is then listed, subject (if applicable) to official notice of issuance. Any

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underwriters to whom we sell securities for public offering and sale may make a market in the securities that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

    The anticipated date of delivery of the securities offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

                                 LEGAL MATTERS

    Palmer & Dodge LLP, Boston, Massachusetts, will pass upon the validity of the common stock offered by this prospectus for us. Nathaniel S. Gardiner, a partner of Palmer & Dodge LLP, is our corporate secretary.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, as amended by the Form 10-K/A filed with the SEC on April 24, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC's website at http://www.sec.gov. Copies of certain information filed by us with the Commission are also available on our web site at http://www.dyax.com. Our website is not part of this prospectus.

    The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities covered by this prospectus:

    - our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002, as amended by the Form 10-K/A filed with the SEC on April 24, 2002;

    - our Proxy Statement on Schedule 14A filed on April 22, 2002; and

    - the description of our common stock contained in our Registration Statement on Form 8-A, filed on August 2, 2000, including any amendment or reports filed for the purpose of updating such description.

    You may request a copy of these filings, at no cost, by telephoning our Investor Relations department at (617) 250-5500 or writing us at:

                               Investor Relations
                                   Dyax Corp.
                             300 Technology Square
                         Cambridge, Massachusetts 02139

    You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover.

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